Notice of 2015 Annual Meeting of Shareholders APRIL 30, 2015

Management Proxy Circular

March 17, 2015

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration, development, production and reclamation.

What’s inside

1

Letter to shareholders

4

Notice of 2015 Annual Meeting

6

Management Proxy Circular 2015

8

About the Annual Meeting

22

Governance

34

Compensation Discussion and Analysis

36

Directors

36

Compensation Discussion and Analysis

38

2014 Compensation Details

40

Executives

40

Compensation discussion and analysis

59

2014 Compensation Details

72

LOANS TO DIRECTORS AND OFFICERS

72

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

Schedule A – Board of Directors Terms of Reference

Dear Shareholder:

On behalf of our board of directors, management and employees, I am pleased to invite you to our 2015 annual meeting of shareholders on April 30, 2015 at 3:00 p.m. Vancouver time. The meeting will be held in the Grand Ballroom, The Vancouver Club, 915 West Hastings Street, Vancouver, British Columbia V6C 1C6.

The meeting is your opportunity to vote on various items of business, meet our board of directors and our management team, and hear first-hand about Eldorado’s operations, our performance in 2014, and our plans for 2015 and the future. Please take some time to read the Chief Executive Officer’s Letter to the Shareholders accompanying the management proxy circular because it includes important information about the company and its activities, our board of directors, our governance practices, our policies, and business and compensation practices.

We are focused on discovering, development and delivering value from our assets for the benefit of all our stakeholders. We are dedicated to responsible operations, the highest safety and environmental standards and working with our partners to enhance the communities where we operate. We value honesty and accountability, and act with respect for our people and our neighbors. Through financial prudence and operational discipline, we are committed to creating shared value – for shareholders, communities and governments – while operating with integrity.

Your vote is important – you can vote online or by phone, fax or mail by April 28, 2015, or in person at the meeting on April 30, 2015.

Thank you for your continued support.

Yours sincerely,

”Robert Gilmore”

Robert Gilmore

Chairman of the Board

March 17, 2015

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Dear Shareholder

Successfully operating in a challenging market

In 2014 Eldorado experienced another milestone year achieving record total gold production of nearly 800,000 ounces at industry leading cash costs in the range of $500 per ounce. The significant progress we have made at our Skouries project in Greece and our other development projects is positioning us well to meet the challenges of long term growth with increasing cash flow and earnings per share.

Eldorado has been built on principles that provide a solid foundation of identifying good projects in regions that can be developed through strong community and government engagement, technical expertise and innovative extractive practices allowing us to attain the milestones needed to operate our mines and achieve continuous improvement in production and costs over the long term.

Recognizing the impact of lower gold prices in 2014 we modified our operations to maintain balance sheet strength by reducing our sustaining capital expenditure of our gold mines by 60% and our exploration expenditure by 51%, resulting in a positive net impact of over US$194.5 million in cash flow. We further protected our balance sheet by prioritizing our growth projects and by extending our project schedule in order to decrease our development risk.

Despite the lower gold price environment, we maintained our commitment to paying a semi-annual dividend. We paid dividends totalling $0.02 per share, reflecting a year of steady production and low costs but at a lower realized gold price.

Record production at low costs

By focusing on quality assets and operating in a consistent, lean manner we’ve kept our costs low and our margins solid. Our 2014 cash operating cost of US$500 per ounce was (2013: US$494/oz) in line with mid-year guidance of US$495/oz. Our mines continued to operate to plan as evidenced by a 9% increase in production to a record 789,224 ounces of gold in 2014.

Our resources and reserves decreased 6.4% from 2013 due to depletion from mining during the year and a pit redesign at Kisladag. Our proven and probable reserves are estimated at 26 million ounces of gold and our measured and indicated resources are estimated at 35.4 million ounces of gold.

Balance sheet strength

We ended 2014 with significant cash, liquidity and the financial flexibility to take our prioritized development projects forward. With approximately US$876 million liquidity, we will continue to develop our Skouries mine and rehabilitate the Olympias valley in Greece. Both mines will position Eldorado as an even lower-cost producer and will help us move towards our goal of becoming a 1.5 million ounce gold mining company.

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A commitment to safe operations

Returning our people home safely is of fundamental importance to us. We took action in 2014 to improve our safety performance, with no fatal accidents and a 22% lower lost time incident frequency than the year before. We will continue to strengthen our safety culture in 2015.

Our dedication to the highest environmental standards saw us achieving another year with no reportable environmental incidents.

Looking forward to 2015

We acknowledge that we face challenges in 2015 that include lower gold ounce production primarily at Kisladag where a lower head grade will be experienced as we enter a new phase of mining. Cash costs per ounce will increase as a result of the lower production.

The mining industry, in general, faces turbulence in the evolving economic, social and political landscape. We are experiencing such turbulence in Greece. We are continuing to operate our normal business and actively engaging stakeholders. We look forward to continuing with our development of the Skouries project in 2015 as permitted, along with commencing construction on the Olympias Phase II Project. These projects will add significantly to Eldorado’s growth profile in 2017.

Progress also continues on the Eastern Dragon project, China, where the receipt of the outstanding permit approval will provide for the commencement of operations prior to year end.

Operating on solid foundations and with integrity

With a strong production base, robust resources and reserves, a solid balance sheet and an enviable project pipeline, Eldorado is a company with solid fundamentals. We are dedicated to responsible operations, the highest safety and environmental standards and working with our partners to enhance the communities where we operate. We are focused on long-term sustainable growth with high margins, increasing free cash flow and earnings per share.

Living within our means, being prudent, and not over-gearing ourselves, is the approach we will continue to take to our business. We believe this approach will serve us well in the current environment and allow us to continue to operate from a position of strength in 2015. Through financial prudence, integrity and operational discipline, we are creating shared value for all our stakeholders.

I would like to take this opportunity to thank our people for their energy, skills, expertise and collaboration. We truly are a global company with a local operating philosophy; a company where our values of being honest, responsible and accountable continue to guide how we do business every day.

I look forward to sharing further Eldorado success with you in 2015.

Yours sincerely

“Paul N. Wright”

Paul N. Wright

Chief Executive Officer

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Notice of 2015 annual meeting of shareholders

When

Thursday, April 30, 2015 at 3:00 p.m. Vancouver time

Where

The Vancouver Club

Grand Ballroom

915 West Hastings Street

Vancouver, British Columbia V6C 1C6

We’ll cover five items of business:

1.	Receive our consolidated financial statements for the financial year ended December 31, 2014 and the auditor’s report
2.	Elect ten directors to the board to hold office until the end of our 2016 annual meeting (see “Electing directors” and “About the nominated directors” on pages 8 and 12 of the circular)
3.	Re-appoint KPMG as the independent auditor for 2015 (see “Appointing the independent auditor” and “About the auditor” on pages 8 and 22 of the circular)
4.	Authorize the directors to set the auditor’s pay (see “Setting the auditor’s pay” and “About the auditor” on pages 8 and 22 of the circular)
5.	Other business

Your vote is important

You’re entitled to receive this notice and vote at our 2015 annual meeting if you owned common shares of Eldorado Gold Corporation (Eldorado or the company) as of the close of business on March 12, 2015 (the record date for the 2015 annual meeting).

Notice-and-access

In November 2012, the Canadian Securities Administrators adopted regulatory amendments to securities legislation that allow public companies to advise their shareholders of the availability of electronic delivery of all proxy-related materials on a readily available website, rather than mailing physical copies of the materials.

In 2014 Eldorado began a process using the notice-and-access procedures for the delivery of meeting materials to shareholders in respect of the meeting. We are continuing this practice in 2015 and instead of receiving paper copies of the management proxy circular for the meeting (the circular), you are receiving this notice with information on how you can access the circular electronically along with a proxy or in the case of non-registered shareholders, a voting instruction form, in order to vote at the meeting or submit your voting instructions. The use of notice-and-access is more environmentally responsible by helping to reduce paper use and provides considerable cost savings in printing and mailing costs.

The company will mail paper copies of the circular and other meeting materials to those registered and beneficial shareholders who had previously elected to receive paper copies. All other shareholders will receive this notice along with a form of proxy or voting instruction form, as applicable. Information on how to obtain electronic and paper copies of the circular and other meeting materials in advance of the meeting follows.

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The circular contains important information about the meeting, who can vote and how to vote. We encourage and remind you to access the circular and read it carefully prior to voting.

Accessing the circular online

The circular, form of proxy, annual return card, annual audited consolidated financial statements and associated management’s discussion and analysis (MD&A) will be available on the company’s website (www.eldoradogold.com/shareholder-materials) as of March 30, 2015 and will remain on the website for one full year thereafter. The meeting materials are also available on SEDAR at www.sedar.com and the United States Securities and Exchange Commission website at www.sec.gov under Eldorado’s name as of March 30, 2015.

Requesting paper copies

You may request, without charge, a paper copy of the circular by contacting Eldorado as follows:

E-mail:	Telephone:	Facsimile:	Mail:
info@eldoradogold.com	1.604.687.4018 1.888.353.8166 (toll-free)	1.604.687.4026	Corporate Secretary Suite 1188 - 550 Burrard Street Vancouver, British Columbia V6C 2B5

To receive the circular in advance of the proxy deposit date and meeting date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.

Shareholders are able to request copies of the annual audited consolidated financial statements and MD&A and/or interim consolidated financial report and MD&A by marking the appropriate box on the annual return card included with this notice, as applicable. All registered shareholders will receive the annual audited consolidated financial statements and MD&A.

Submitting your vote

If you are a registered shareholder and are unable to attend the meeting, please complete the enclosed form of proxy and return it as soon as possible. To be valid, proxies must be returned by 3:00 p.m. on Tuesday, April 28, 2015 to our transfer agent at:

Valiant Trust Company of Canada
P.O. Box 6510 Station Terminal

Vancouver, British Columbia V6B 4B5

You may also vote by facsimile, telephone or internet by following the instructions on your proxy.

If you are a non-registered shareholder, you should follow the instructions on your voting instruction form in order to submit your voting instructions to your intermediary or its agent. You should submit your voting instructions to your intermediary or its agent as instructed as soon as possible so that your intermediary or its agent has sufficient time to submit your vote prior to the voting deadline of 3:00 p.m. on Tuesday, April 28, 2015.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact Kingsdale Shareholder Services by telephone at 1-877-657-5856 toll free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com

By order of the board,

“Dawn L. Moss”

Dawn L. Moss
Executive Vice President, Administration and Corporate Secretary

Vancouver, British Columbia

March 17, 2015

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2015 Management proxy circular

This management proxy circular (the circular) has been prepared in connection with our 2015 annual meeting of shareholders to be held on April 30, 2015 (the meeting). You have the right to attend the meeting and vote on the various items of business if you owned Eldorado common shares as of the close of business on March 12, 2015, the record date for the meeting (you retain these rights if the meeting is adjourned or postponed).

In this document, we, us, our, Eldorado and the company mean Eldorado Gold Corporation. You, your and shareholder mean holders of common shares of Eldorado.

Both the board and management encourage you to vote. We will be soliciting votes for this meeting and any meeting that is reconvened if it is postponed or adjourned. You may be contacted by telephone by a representative of Kingsdale Shareholder Services (Kingsdale), who we have retained to assist with soliciting votes. If you have any questions, you can call them 1-877-657-5856 (toll-free within North America), or 416-867-2272 (outside of North American), or email: contactus@kingsdaleshareholder.com.

Kingsdale is providing a variety of services related to the meeting. This includes reviewing the circular, recommending corporate governance best practices as appropriate, liaising with proxy advisory firms, developing and implementing shareholder communication and engagement strategies, advising on meeting and proxy protocol, reporting and reviewing the tabulation of shareholder proxies, and soliciting shareholder proxies. We pay the cost of these services, which we estimate to be approximately $48,500 plus disbursements.

Information in this document is as of March 17, 2015, unless otherwise stated.

All dollar figures are in Canadian dollars, except as noted. We used the exchange rate of Cdn$1.00 to US$0.7827 in this document, the closing spot price on March 17, 2015 quoted by the Bank of Canada.

Receiving documents

We are using the notice-and-access provisions under applicable Canadian securities laws in order to satisfy the delivery requirements in respect of the materials for the meeting. Under notice-and-access, a notice of meeting will be mailed to registered owners of Eldorado common shares on March 30, 2015, along with a form of proxy and annual return card, in accordance with applicable laws, unless you have requested to receive this information electronically.

This circular will be posted on Eldorado’s website at www.eldoradogold.com/shareholder-materials and is also available on SEDAR at www.sedar.com and the United States Securities and Exchange Commission website at www.sec.gov under Eldorado’s name.

If you’re a non-registered shareholder, we have provided copies of the notice of meeting and annual return card to your broker, custodian, fiduciary or other intermediary to forward to you along with a form of voting instruction form. Please follow the voting instructions from your intermediary. Your intermediary is responsible for properly executing your voting instructions.

You can decide if you want to receive our 2015 annual audited financial statements and interim reports. Please complete the enclosed card to send us your instructions.

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Additional information

You can find financial information relating to Eldorado in our comparative financial statements and MD&A for December 31, 2014.

See our MD&A, financial statements and our annual information form (AIF) (or form 40-F) for additional information about Eldorado. These documents are available on our website www.eldoradogold.com and are also available on SEDAR at www.sedar.com and the United States Securities and Exchange Commission website at www.sec.gov under Eldorado’s name.

You can also request copies free of charge by contacting our corporate secretary:

Corporate Secretary Eldorado Gold Corporation Suite 1188 – 550 Burrard Street Vancouver, British Columbia V6C 2B5	info@eldoradogold.com 1.604.687.4018 / 1.888.353.8166 (call toll-free) 1.604.687.4026 (fax)

Our board has approved the contents of this circular and authorized us to send it to you via notice-and-access.

By order of the board,

“Dawn L. Moss”

Dawn L. Moss
Executive Vice President, Administration and Corporate Secretary

Vancouver, British Columbia

March 17, 2015

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About the annual meeting

Our transfer agent and registrar is Valiant Trust Company of Canada (Valiant Trust).

They will act as scrutineer of the meeting and are responsible for counting the votes on our behalf.

Items of business

We’ll cover 5 items of business:

1.	Receiving our financial statements and the auditor’s report (www.eldoradogold.com)

Our consolidated financial statements for the year ended December 31, 2014, and the auditor’s report are available on our website (www.eldoradogold.com) and on SEDAR (www.sedar.com).

A representative from KPMG LLP, the independent auditor for 2014, will be at the meeting to answer any questions.

2.	Electing directors (see page 13)

The board has decided that ten directors will be elected to our board this year.
The directors nominated by the Board for 2015 are:

K. Ross Cory	Steven P. Reid
Pamela M. Gibson	Jonathan A. Rubenstein
Robert R. Gilmore	Donald M. Shumka
Geoffrey A. Handley	John Webster
Michael A. Price	Paul N. Wright

Each of the nominated directors is well qualified and demonstrates the competencies, character and commitment that is complementary to the company’s culture and expressed his or her willingness to serve on the board.

Directors are elected for a one-year term, which expires at the end of our 2016 annual meeting.

3.	Appointing the independent auditor (see page 22)

The board, on the recommendation of the audit committee, has recommended that KPMG LLP (KPMG) be reappointed as the independent auditor and serve until the end of our 2016 annual meeting.

KPMG has been our auditor since June 2009.

4.	Setting the auditor’s pay (see page 22)

You will also vote on authorizing the board to set the auditor’s pay for 2015.

5.	Other business

We’ll also consider any other matters that properly come before the meeting. As of the date of this circular, we are not aware of any other items of business to be considered at the meeting.

Management and the board have made recommendations about how to vote your shares. See page 10 for details.

Interest of certain persons

Other than as otherwise described in this circular, none of the following has a direct or indirect substantial or material interest, by way of beneficial ownership of securities or otherwise, in any item of business, other than electing the directors and appointing the independent auditor:

•	our directors or officers, or any person who has held a similar position since the beginning of fiscal 2014, or any of their associates or affiliates;
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•	the nominees for director, or any of their associates or affiliates.

Quorum and approval

We need a quorum of shareholders to transact business at the meeting. According to our by-laws, a quorum is two or more voting persons present, or deemed to be present, and authorized to cast a total of at least 25% of the total votes attached to all of the common shares entitled to vote at the meeting. Voting persons are registered shareholders, their duly authorized representatives, or proxyholders of registered shareholders entitled to vote at the meeting.

Shares and outstanding principal holders

We had a total of 716,587,134 common shares outstanding at the close of business on March 12, 2015.

Eldorado is listed on two exchanges:

Toronto Stock Exchange (TSX) under the symbol ELD

New York Stock Exchange (NYSE) under the symbol EGO.

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

One company held 10% or more of our common shares on the record date, according to the most recent public filings from Blackrock, Inc.:

Blackrock, Inc. of New York owned approximately 124,169,393 common shares (17.3%).

Management and the board are not aware of any other shareholders who beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of our outstanding common shares.

Interest of insiders in material transactions

Other than as disclosed in this circular, we are not aware of any shareholder who holds more than 10% of the voting rights attached to our common shares, or any nominated director, director or officer of Eldorado or a subsidiary of Eldorado, or of a shareholder who holds more than 10% of the voting rights attached to our common shares any associate or affiliate of any of the foregoing, who has a direct or indirect material interest in any transaction we entered into since the beginning of fiscal 2014 or any proposed transaction, either of which has or will have, a material effect on us or any of our subsidiaries.

Voting

Who can vote

You are entitled to receive notice of and vote at the 2015 annual meeting to be held on April 30, 2015 if you held Eldorado common shares as of the close of business on March 12, 2015 (the record date).

Each share you own entitles you to one vote on each item of business on a ballot (see below).

How to vote

You can vote by proxy or you can attend the meeting and vote your shares in person.

Voting by proxy is the easiest way to vote because you’re appointing someone else (called your proxyholder) to attend the meeting and vote your shares for you.

There are different ways to submit your voting instructions, depending on whether you are a registered or non-registered shareholder.

Registered shareholders

You are a registered shareholder if you hold a share certificate in your name.

If you are eligible to vote and are a registered shareholder you can vote your shares in person at the meeting or by signing and returning your form of proxy by mail in the prepaid envelope provided or by fax to the number indicated on the form or online at the website indicated on the form.

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Voting by proxy

Paul N. Wright, Chief Executive Officer, failing him, Norman S. Pitcher, President, or failing him, Dawn Moss, Executive Vice-President, Administration and Corporate Secretary have agreed to act as the Eldorado proxyholders.

Questions about voting?

Contact:
Valiant Trust Company of Canada
P.O. Box 6510
Station Terminal
Vancouver, BC V6B 4B5

T. 1.866.313.1872
(toll free within North America)

F. 1.604.681.3067

www.valianttrust.com

If you prefer you can appoint someone other than Eldorado proxyholders to attend the meeting and vote on your behalf. If you want to appoint someone else as your proxyholder, do not check the box beside the names of the Eldorado proxyholders on the enclosed proxy form. Print the name of the person (your proxyholder) you want in the space provided. Your proxyholder does not need to be a shareholder. Your proxyholder must attend the meeting in order for your vote to be counted. Please inform your proxyholder that he or she has been appointed and that he or she must attend the meeting and register with the transfer agent, Valiant Trust, upon arrival at the meeting. On any ballot, your proxyholder must vote your shares or withhold your vote according to your instructions and if you specify a choice on a matter, your common shares will be voted accordingly. If there are other items of business that properly come before the meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote as he or she sees fit.

If you appoint the Eldorado proxyholders but do not tell them how to vote your shares, your shares will be voted:

for the nominated directors listed on the proxy form and in this circular for re-appointing KPMG as the independent auditor

for authorizing the board to set the auditor’s pay

This is consistent with the voting recommendations by the board and management. If there are other items of business that properly come before the meeting, or amendments or variations to the items of business, the Eldorado proxyholders will vote according to management’s recommendation.

A proxy will not be valid unless it is signed by the registered shareholder, or by the registered shareholder’s attorney with proof that they are authorized to sign. If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original or a notarized copy of the written authorization for the officer or attorney, with your proxy form.

If you are voting by proxy, send your complete proxy by fax or mail, or on the internet, to Valiant Trust. They must receive your proxy by 3 p.m. (Vancouver time) on April 28, 2015, or two business days before the meeting is reconvened if it is postponed or adjourned.

The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

Attending the meeting and voting in person

If you plan to vote in person at the meeting do not complete or return the proxy form. Simply register with the transfer agent, Valiant Trust, when you arrive at the meeting and your vote will be taken and counted at the meeting.

Non-registered shareholders

Only registered shareholders or their proxyholders are permitted to vote at the meeting.

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You are a non-registered (or beneficial) shareholder if your shares are registered in the name of your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your shares in a nominee account.

Shares beneficially owned by a non-registered shareholder are registered either (i) in the name of an intermediary that the non-registered shareholder deals with in respect of the shares of the company; or (ii) in the name of a clearing agency such as CDS Clear and Depository Services Inc. or the Deposit Trust & Clearing Corporation, of which the intermediary is a participant. Intermediaries include banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, and RESPs among others. Intermediaries are required to forward the meeting materials to non-registered shareholders unless a non-registered shareholder has waived the right to receive them.

OBOs are beneficial shareholders who do not want us to know their identity.

NOBOs are non-objecting beneficial shareholders. They do not object to us knowing their identity.

We are not sending meeting materials directly to NOBOs. Instead, as permitted under the notice-and-access provisions of applicable securities laws, we have distributed copies of the notice of meeting and annual return card to the intermediaries, for onward distribution to non-registered shareholders. Intermediaries are required to forward these materials along with a voting instruction form to all non-registered shareholders for whom they hold shares unless they have waived the right to receive them. We will pay for intermediaries to deliver proxy-related materials to OBOs.

Generally, non-registered shareholders who have not waived the right to receive meeting materials will receive a voting instruction form from their intermediary or its agent on behalf of their intermediary asking for their voting instructions. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications Solutions, Canada (Broadridge). Non-registered shareholders who receive materials from their intermediary or their agent should complete the voting instruction form and submit it to them as instructed on the voting instruction form. The intermediary or its agent is responsible for tabulating the voting instructions it receives and providing appropriate instructions to our transfer agent, Valiant Trust.

If you are a non-registered shareholder, you should follow the instructions of your intermediary in order to submit your voting instructions. If you have any questions or require more information with respect to voting, please contact our proxy solicitation agent, Kingsdale, by email at contactus@kingsdaleshareholder.com or by telephone at 1-877-657-5856 (toll-free within North America) or 416-867-2272 (outside of North America).

Attending the meeting and voting in person

If you plan to vote in person at the meeting insert your name or the name of the person you want to attend and vote on your behalf in the blank space provided for that purpose on the request for voting instructions form and return it to your intermediary or its agent, or send your intermediary another written request that you or your nominee be appointed as proxy holder. When you arrive at the meeting register with the transfer agent, Valiant Trust. If you bring your voting instruction form to the meeting your vote will not count. Your vote can only be counted if you have followed the instructions above and attend the meeting and vote in person.

Your intermediary is required under applicable securities laws to arrange, without expense to you, to appoint you or your nominee as proxy holder in respect of your common shares. Unless corporate law does not allow it, if your intermediary makes an appointment in this manner, you or your nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of your intermediary (who is the registered shareholder) in respect of all matters that come before the meeting and any adjournment or postponement of the meeting. An intermediary who receives your instructions at least one business day before the deadline for submission of proxies is required to deposit the proxy within that deadline, in order to appoint you or your nominee as proxy holder.

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Changing your vote

Registered shareholders

You can revoke your proxy by sending a new completed proxy form with a later date, or a written note signed by you, or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered shareholder who is a corporation or association, your written note should have the seal of the corporation or association, and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.

We must receive the written notice any time up to and including the last business day before the day of the meeting, or the last business day before the meeting is reconvened if it is postponed or adjourned.

Send the signed written notice to:

Eldorado Gold Corporation
c/o Fasken Martineau DuMoulin LLP
Suite 2900, 550 Burrard Street
Vancouver, British Columbia V6C 0A3
Attention: Josh Lewis

You can also give your written notice to the chairman of the meeting on the day of the meeting. If the meeting has already started, your new voting instructions can only be executed for items that have not yet been voted on.

If you’ve sent in your completed proxy form and since decided that you want to attend the meeting and vote in person, you need to revoke the proxy form before you vote at the meeting.

Non-registered shareholders

Only registered shareholders have the right to revoke a proxy.

Non-registered shareholders can change their vote by contacting your intermediary, or their agent, right away so they have enough time before the meeting to arrange to change the vote and, if necessary, revoke the proxy.

Processing the votes

Our transfer agent, Valiant Trust, or its authorized agents count and tabulate the votes on our behalf.

We file our voting results on SEDAR (www.sedar.com) and post them on our website (www.eldoradogold.com) after the meeting.

About the nominated directors

According to our articles and by-laws, we must elect between three and 20 directors at each annual meeting to serve for a one-year term or until a successor is elected or appointed.

The board has decided that ten directors will be elected this year based on the mix of skills and experience the board believes is necessary to effectively fulfill its duties and responsibilities. Eight of the 10 nominated directors were elected at our 2014 annual general meeting. See page 26 for more information about board renewal.

The chairman of the board is independent, and our board committees are made up entirely of independent directors. All of the nominated directors are independent, except for Mr. Wright because he is our Chief Executive Officer (CEO). Turn to page 25 for more information about director independence.

Our policy on majority voting

The board adopted a majority voting policy in 2007 in accordance with TSX guidance, requiring that each nominated director receive a majority of the votes cast, or the nominated director must submit his resignation to the corporate governance and nominating committee (CGNC) promptly after the meeting. The committee then reviews the matter and makes a recommendation to the board and the board’s decision to accept or reject the resignation offer will be disclosed to the public by press release. The nominated director does not participate in the deliberations. This policy does not apply if there is a contested director election at which the number of directors nominated for election is greater than the number of seats available on the board.

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Since adopting majority voting the policy has not been triggered. The company files complete voting results under the company’s profile at www.sedar.com and www.sec.gov, including the votes cast FOR or WITHHELD for each individual director. The results of the voting for the past two years are included in the individual director profiles beginning on this page.

Share ownership

In 2008 the board determined that all of the independent directors are required to hold at least two times their annual retainer in Eldorado shares within three years of being elected or appointed to the board. All of the independent directors currently meet their 2015 share ownership requirement, as applicable. We measure the value of director shareholdings at the higher of the value at issue date or fair market value at January 31 of the current year.

In 2014 the board resolved that the CEO be mandated to own at least three times his annual base salary in Eldorado shares. All of the other named executives are required to hold at least two times their annual base salary in Eldorado shares. Share ownership must be achieved by December 31, 2018 or within five years of appointment as a named executive. Currently all named executives meet their 2015 ownership requirement, as applicable. We measure the value of the named executive shareholdings at the higher of the value at issue date or fair market value at January 31 of the current year.

Director profiles

This section profiles each of the nominated directors, including competencies, background and experience, participation on our board and board committees and meeting attendance in 2014, shareholdings in Eldorado and directorships of other public companies as at December 31, 2014. Each of the nominated directors is willing to serve on our board for 2015.

The nominated directors have confirmed this information as of the record date.

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*Mr. Webster was not a director of the company in 2014 and therefore was not eligible to attend board or committee meetings.

**Mr. Webster was not a director of the company in 2014 and therefore did not earn any 2014 compensation.

***Mr. Webster’s required share ownership will become effective January 2, 2018.

Cease trade orders, bankruptcies, penalties or sanctions

Except as discussed below, in the last 10 years none of the proposed directors has, or has been a director or executive officer (while, or within a year of, acting in that capacity) of any company (including ours) that has:

•	become bankrupt;
•	made a proposal under legislation relating to bankruptcy or insolvency;
•	been subject to or instituted any proceedings, arrangement of compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets, or the assets or the nominated director.

Mr. Wright was a director of Nordic Mines AB (Nordic) until November 17, 2012. On July 8, 2013, within one year of Mr. Wright ceasing to be a director, Nordic announced that it had requested a Court appointed Administrator, which appointment concerns Nordic, its Swedish subsidiary Nordic Mines Marknad AB and its Finnish subsidiary Nordic Mines Oy. The appointment of the Swedish Administrator was terminated by the District Court of Uppsala in a decision on September 1, 2014, when an agreement on debt write-off was entered into between Nordic and its creditors and lenders.

Mr. Handley was a director of Mirabela Nickel Limited (Mirabela) until January 11, 2014.  On February 25, 2014, within a year of Mr. Handley ceasing to be a director, Mirabela announced that it had entered into a legally binding plan support agreement (PSA) which establishes a framework for a proposed recapitalisation of Mirabela, subject to certain terms and conditions, as well as the appointment of Messurs. Madden, Rocke and Winterbottom of KordaMentha as joint and several voluntary administrators.  Mirabela also announced that, under the PSA, the proposed recapitalisation will be effected through a recapitalisation and restructuring plan to be implemented  through a deed of company arrangement (DOCA ) in Australia and an extrajudicial reorganization proceeding to be filed by  Mirabela Brazil before the competent Brazilian court.  Trading in securities of Mirabela on the Australian Securities Exchange (ASX) were suspended on October 9, 2013. On June 25, 2014 Mirabela reported that the DOCA had been fully effectuated and on June 30, 2014 Mirabela’s shares were reinstated for trading on the ASX.

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None of our nominated directors are, or have been within the last 10 years, a director, chief executive officer or chief financial officer of any company that was subject to:

•	a cease trade order;
•	an order similar to a cease trade order, or
•	an order that denied the relevant company access to any exemption that was issued while the nominated director was acting in that capacity, or that was issued after the nominated director was no longer acting in that capacity, and which resulted from an event that occurred while that person was acting in that capacity.

None of the proposed directors have been subject to any penalties or sanctions imposed by a court or regulatory body, or have entered into a settlement agreement with any securities regulatory authority since December 31, 2000.

Meeting attendance

Directors attended 100% of our board and committee meetings in 2014, and seven of the ten directors who have been nominated for re-election attended the 2014 annual meeting of shareholders (two of the nominated directors were not directors at that time). Mr. Cory, who is unable to attend meetings in person for health reasons, attended 100% of the board and committee meetings by telephone conference.

Meeting in camera

The board and each of the committees meet without management present. In 2014, the board held In camera sessions at each of its seven regularly scheduled meetings (two of the Board meetings had no in camera sessions); the Audit committee met four times without management; the Compensation committee met six times without management (one of the compensation meetings had no in camera session); the Sustainability committee met four times without management and the CGNC met four times without management.

2014 board and committee meeting attendance

Director			Committee meetings
	Board meetings	Audit	Compensation	Corporate governance and nominating	Sustainability
Ross Cory[1]	9 of 9	4 of 4		4 of 4
Pamela Gibson[3]	2 of 2[3]
Robert Gilmore[1]	9 of 9	4 of 4	7 of 7
Geoffrey Handley[1,2]	9 of 9		7 of 7		4 of 4
Wayne Lenton[5]	5 of 5		3 of 3		2 of 2
Michael Price	9 of 9	4 of 4			4 of 4
Steve Reid[2]	9 of 9		2 of 2[4]		4 of 4
Donald Shumka	9 of 9	4 of 4		4 of 4
Jonathan Rubenstein	9 of 9		7 of 7	4 of 4
Paul Wright	9 of 9

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Notes

1.	The following directors served as committee chairs in 2014:
•	Mr. Gilmore – chair of the Audit committee
•	Mr. Rubenstein – chair of the Compensation committee (appointed May 1, 2014)
•	Mr. Cory – chair of the CGNC, and
•	Mr. Handley – chair of the Sustainability committee and chair of the reserve and resource panel.
2.	Mr. Handley and Mr. Reid met with management twice in 2014 as members of the mineral reserves and resources review panel. According to the board’s terms of reference, directors who understand the technical aspects of reserve and resource calculations meet to discuss the preparation of, and procedure for, calculating the reserves and resources and the credentials of the qualified persons responsible for preparing the reserve and resource statement, and reporting their findings to the board.
3.	Ms. Gibson was appointed to the Board of Directors on September 2, 2014 and was appointed to the CGNC and the Sustainability committee on October 30, 2014. Ms. Gibson attended all further board and committee meetings held post her appointment dates in 2014.
4.	Mr. Reid was appointed to the Compensation Committee on October 30, 2014 and attended all further committee meetings held post his appointment date in 2014.
5.	Mr. Lenton retired from the Board on May 1, 2014. Mr. Lenton attended all board and committee meetings held prior to his retirement.

Skills and experience

The CGNC is responsible for recommending possible director candidates. Director candidates are assessed on their individual qualifications, experience and expertise and the CGNC considers matters related to diversity, integrity, professionalism, values and independent judgment. The CGNC recommends director candidates who possess a mix of experience and expertise that is relevant to the company and its operations and considers the knowledge, skills, integrity and character of an individual to be the most important criteria in determining the value he or she may bring to the board. The board reviews the slate of nominated directors to determine whether it reflects the mix of competencies it believes is necessary for fulfilling its duties and responsibilities in overseeing our strategic direction, management and the company’s affairs. While the emphasis on filling board vacancies is on finding the best qualified candidates that reflect the company’s own specialized needs from a limited talent pool of candidate directors that will add value to the organization, a nominee’s diversity of gender, race, nationality or other attributes may be considered favorably in his or her assessment.

The company supports diversity at all levels of the organization, including the board of directors. The corporate governance committee considers diversity when evaluating new candidates for director and executive positions. The board has not adopted a written policy relating to the identification and nomination of women directors or executive officers or set specific minimum targets for board or executive officer composition at this time. The board believes that each potential nominee should be evaluated based on his or her individual merits and experience, taking into account the needs of the company and the current composition of the board and management team, including the current level of representation of women in such positions.

Currently, one of the company’s ten directors, or 10%, and two of the company’s five executive officers, or 40% are female.

Skills Matrix

The CGNC maintains a matrix of the competencies of the current board, which is updated regularly, reviewed annually and used in the identification of nominee directors as a reference tool for the continual assessment of the composition.

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Board performance assessment

The board undergoes an assessment designed to determine the effectiveness of the board, the committees of the board and the individual directors. The CGNC is responsible for the review and makes recommendations to the board regarding the methodology of the assessment. The review of the evaluation is in the form of a written questionnaire that is sent to each director and designed to solicit frank evaluation in accordance with the following categories:

•	board’s compliance with its terms of reference;
•	committees’ compliance with their terms of reference;
•	board’s relationship with management;
•	disclosure & corporate governance;
•	director accreditation and continuing education;
•	board and committee meetings operation and effectiveness;
•	time commitment of independent directors;
•	independent director share ownership;
•	succession planning;
•	overall comments.
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About the auditor

KPMG has been our external auditor since June 2009.

The auditor conducts the annual audit of our financial statements and provides audit-related, tax and other services and reports to the audit committee of the board.

Auditor’s fees

The table below shows the fees earned by KPMG for services in 2013 and 2014:

	Years ended December 31
($)	2014	2013
Audit fees	1,549,810	1,581,195	Total fees for audit services
Audit related fees	93,000	95,000	Majority of fees relate to French translations.
Tax services	0	0	Total fees for tax advice, tax planning and tax compliance.
All other fees	0	0
Total	1,642,810	1,676,195

For further information on our audit committee see page 29 as well as our Annual Information Form under the heading Audit Committee.

Governance

Management and the board of directors recognize the value of good governance practices in its business and affairs for the benefit of all stakeholders.

We are committed to the highest standards of legal and ethical conduct, and believe in the importance of full, accurate, clear and timely disclosure, and communicating openly with all of our stakeholders.

We comply with corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the TSX and corporate governance standards that apply to us as a foreign issuer listed on the NYSE and registered with the SEC in the U.S.

Ethical business conduct

Our code of business conduct and ethics (Code) is designed to promote integrity and deter wrongdoing by setting out the legal, ethical and regulatory standards we follow in all of our activities. The code applies to our directors, officers, employees and contractors and reinforces our commitment to ethical business conduct. Complying with the code and maintaining high standards of business conduct are mandatory, and the board relies on the oversight of our internal controls to monitor compliance with the code.

The code addresses six key areas:

1.	handling conflicts of interest, including transactions and agreements where a director or executive officer has a material interest;
2.	protecting and properly using our corporate assets;
3.	keeping our corporate information confidential and providing for security trade restriction in appropriate circumstances;
4.	treating our security holders, customers, suppliers, employees and competitors fairly and ethically;
5.	complying with laws, rules and regulations; and
6.	reporting any illegal or unethical behavior.
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Directors, officers, employees and contractors must read the code when they join the board or start working for us. They must acknowledge that they understand the code and attest to their compliance every year.

We adopted the code in October 2004, and review it annually and update it to provide continued compliance with our business principles which form the foundation of how we do business everywhere we operate.

The code is posted in all of our offices and operations. It’s also available on our website (www.eldoradogold.com) and on SEDAR (www.sedar.com) and by contacting our corporate secretary.

Provisions of the code may be waived for directors or executive officers (including our senior financial officers) only if it is approved by the board. We will publicly disclose any waiver of the code that is granted to a director or executive officer, or any amendments to a waiver or the code itself. We will disclose any waiver to shareholders within four days of it being granted. Any material departure from the code by a director or executive officer that constitutes a material change will be disclosed in a press release and a material change report to the extent required under National Instrument 51-102.

Whistleblower policy

As part of the code, we adopted a “whistleblower” policy so any director, officer or employee can confidentially report any concerns about our financial statements, accounting practices or internal controls, or any suspected or known illegal or unusual behavior that violates laws, government regulations or our code of ethical business conduct.

Reports can be made anonymously over the whistleblower hotline to:

Ethicspoint T. 1.866.384.4277 www.ethicspoint.com (click “file a new report”)	Chair of the audit committee Robert Gilmore c/o 1188 – 550 Burrard Street Vancouver, B.C. V6C2B5 T. 604-601-6655 robertg@eldoradogold.com	Corporate secretary Dawn Moss 1188 – 550 Burrard Street Vancouver, BC V6C 2B5 T. 604.601.6655 dawnm@eldoradogold.com

All reports are taken seriously and addressed immediately by either the chair of the audit committee or the corporate secretary. They will investigate the matter and then discuss it in more detail to determine an appropriate response, which can include implementing corrective action and preventive measures as necessary.

Reports can be filed in any language. Ethicspoint will translate a report into English and send it to the chair of the audit committee or corporate secretary for appropriate follow-up.

The whistleblower hotline is tested periodically as part of the company’s internal control procedures.

We will not condone any retaliation against a director, officer, employee or contractor, or our affiliates or subsidiaries if someone is acting in good faith in reporting any violations to the board.

Anti-bribery and corruption compliance policy (ABC Policy)

Eldorado is committed to maintaining the highest ethical and legal standards. We use our best efforts to comply with both the legislation and spirit of the growing body of international anti-bribery and corruption laws and to prevent actions that result in breaches of legislation and the appearance of impropriety. The company is implementing an ABC Policy designed to provide guidance and tools to the company’s directors, executives, senior officers, management, employees, consultants, contractors and advisors so that all parties understand their obligations in the countries and regions where we operate and report.

The ABC Policy will prohibit offering, promising, giving or authorizing the giving of anything of value to any person, including a government official, in an attempt to influence him or her through bribery in any form and prohibits any Eldorado party from accepting any such bribery in order to provide an improper advantage.

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We expect all those parties who represent Eldorado to be vigilant and maintain their knowledge about the corruption risks that the company faces in our business units and jurisdictions where we report.

About the board

Our board of directors oversees management, who is responsible for the day to day conduct of our business.

The board is responsible for acting in good faith in our best interests, exercising care, diligence and skill in carrying out its duties and responsibilities; meeting its obligations under the CBCA, our articles and our by-laws, and any other relevant legislation and regulations governing our business.

Duties and responsibilities

The board works with management to establish long-term goals and the strategic planning process, and is responsible for monitoring our progress in achieving our corporate strategy.

We have a highly engaged board that takes an active role in:

•       assessing and monitoring internal systems for managing the risks of our business;

•       establishing our standards of ethics, risk management, governance, succession planning, compliance with applicable laws and regulatory policies, financial practices, disclosure and reporting; and

•	overseeing our community relations and practices and procedures on health, safety and the environment.

The board has adopted a written terms of reference which describes its responsibility for stewardship, including:

•       being satisfied with the integrity of the CEO and other executive officers, and their effort in creating a culture of integrity throughout the organization;

•       adopting a strategic planning process, and approving the strategic plan at least once a year; the strategic plan must address the opportunities and risks of our business, among other things;

•       identifying the principal risks of our business and implementing appropriate systems to manage these risks;

•       overseeing our succession planning, including appointing and monitoring the development of senior management;

•       adopting a communications policy;

•       overseeing our internal control and management information systems;

•       developing our approach to corporate governance, including specific governance principles and guidelines for Eldorado;

•       developing a process for receiving feedback from shareholders and holders of other securities; and

•       adopting a description of the expectations and responsibilities of directors, including preparing for meetings and meeting attendance.

Position descriptions

As well as developing its own terms of reference the board has developed terms of reference for the chairman of the board and its committees. The board reviews these terms of reference annually to confirm we comply with corporate governance regulations and guidelines set by securities regulators and the stock exchanges on which we are listed.

The board has also created and approved a position description for the CEO that is reviewed annually by the Compensation committee in combination with the CEO performance evaluation.

The board’s terms of reference are attached in Schedule A. Terms of reference for the board, together with those of the chairman of the board, and our four standing board committees are available on our website (www.eldoradogold.com) or by contacting the corporate secretary.

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Director independence

The board considers a director to be independent if he or she has no direct or indirect material relationship that the board believes could reasonably be perceived to materially interfere with the exercise of independent judgment in accordance with National Instrument 58-101, the independence requirements of the NYSE and as recommended by ISS.

The CGNC considers the relationship of the company to each of the directors and has determined that nine of the ten members of the board are independent and nine of the ten nominees are independent. Mr. Wright is not independent as he is considered to have a material relationship with the company in his position of CEO.

The chairman of the board is independent, and our four standing board committees are made up entirely of independent directors.

Independent advice

The board has a policy which allows a committee of the board or an individual director to engage outside advisors if they believe it’s necessary to carrying out their responsibilities. The company is responsible for the costs of the advisor services as approved by the Chairman of the Board or the Committee Chair.

What we expect of our directors

We expect our directors to commit their time, expertise and act with integrity and be good collaborators for the benefit of the company and its stakeholders when they are elected to our board.

They are responsible for understanding the roles and responsibilities of the board as a whole and their individual role as director, as mandated in the terms of reference and the code.

Directors receive a comprehensive orientation when they join the board so they understand its role and role of the committees, the contribution we expect of each director and the nature and operation of our business. They are responsible for maintaining continued familiarity with the company’s activities and building relationships with senior management.

Directors routinely visit the company’s operations. No site visits were scheduled in 2014. The directors will visit the company’s operations in Turkey and Greece in 2015. At each of the regularly scheduled meetings of the board, the directors receive an in-depth report and presentation on each of our business units and meet with selected regional management on a specific undertaking of that operation.

Conflicts of interest

To the best of our knowledge, we are not aware of any existing or potential conflicts of interest between us or any of our directors or officers which have not been disclosed to the board, except that some of our directors serve as directors of other public companies. It is therefore possible that a conflict could arise between their duties as a director of Eldorado and their duties for other companies. Our directors and officers are aware of the laws governing accountability of directors and officers for corporate opportunity. They understand they are required to disclose any conflicts of interest to the chairman of the board and to the CGNC which may arise and are expected to govern themselves to the best of their ability according to the laws in effect.

In compliance with the CGNC terms of reference, the CGNC has established a process to determine when a conflict of interest is considered to exist between a director and the company, the procedures to report or disclose such conflict and for the review by the CGNC of any conflict of interest issues identified or reported. Following its review, the CGNC will make such recommendation to the board for a decision on any action to be taken.

The board takes appropriate measures to exercise independent judgment when considering any transactions and agreements. If a director has a material interest, the director is obligated to excuse himself or herself from the appropriate portions of the board and committee meetings so the remaining directors can discuss the issue openly and candidly.

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Share ownership

The board believes share ownership is important because it aligns the interests of our directors and named executive officers with the company’s interests and those of our shareholders.

In 2008 the board determined that all of the independent directors are required to hold at least two times their annual retainer in Eldorado shares within three years of being elected or appointed to the board. Under the terms of independent director share ownership mandate all of the independent directors meet their 2015 share ownership requirement, as applicable. We measure the value of director shareholdings at the higher of the value at issue date or fair market value at January 31 of the current year.

In February 2014, the board resolved that the CEO be mandated to own at least three times annual base salary in Eldorado shares. All of the other named executive officers are required to hold at least two times their annual base salary in Eldorado shares. Share ownership must be achieved by December 31, 2018 or within five years of appointment as a named executive office to the company. Under the terms of the executive officer share ownership mandate all named executive officers meet their 2015 share ownership requirement, as applicable. We measure the value of the named executive shareholdings at the higher of the value at issue date or fair market value January 31, of the current year.

All directors and named executive officers are currently in compliance with the company’s share ownership policy, as applicable.

Orientation and continuing education

Our orientation process familiarizes new directors with our business, including our exploration, development and operation activities, the role of the board and board committees and our expectations of individual directors. Directors receive written monthly reports from management, in-depth quarterly reports at regularly scheduled board meetings, attend annual presentations by our international senior management and visit our sites to experience our operations and development projects first hand.

We introduced a director accreditation program in early 2011 as part of our continuing education program. It was a three-part program, developed with the Institute of Chartered Secretaries and Administrators (ICSA) to supplement the board’s finance, business and industry experience, and focuses on critical areas of governance like strategy, and risk management. At the time of the 2015 annual meeting of shareholders eight of the nine current independent directors have received the Director Accreditation designation (Acc. Dir.). Mr. Reid is currently completing the Director Education Program through the Institute of Corporate Directors and the University of Toronto. Directors maintain their Acc. Dir. by attending educational sessions on topics of interest or concern to directors organized by the CGNC and management. Directors may also attend externally organized educational sessions at the expense of the company. Newly elected directors may attend the ICSA director accreditation program at the company’s expense. Committee members are encouraged to attend courses or seminars directly related to the duties of their committees.

Board evaluation and renewal

Assessing the board

The CGNC conducts an assessment of our directors together with the completion of a matrix of competencies for the current board so that the board maintains the right mix of skills and experience for the company and its business interests. An evaluation questionnaire is prepared annually and is designed to encourage candid feedback on the effectiveness and contribution of individual directors, the committees, the board and management. The CGNC tabulates the results and provides its report to the board.

Nominating new directors

The directors undertake an extensive program for the identification and nomination of new directors to the board. The process includes dialogue at regularly scheduled CGNC meetings and the annual completion of a competency matrix of the current board to assist in charting the requirements of the board for the current and future years. The competency matrix includes among other things, gender, age, years remaining until retirement, residency, nationality, service on other boards, education and experience.

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Director succession planning

Succession planning is an important part of the activities of the CGNC, which sets aside time at regularly scheduled meetings of the board to discuss the board’s current mix of skills, experience and competencies to help to identify the skill sets and kind of individuals that will enhance the proficiency and effectiveness of the board. The CGNC is responsible for establishing the size and composition of the board and qualifications for new board members.

The committee reviews the input from the competency matrix then develops the criteria for new director candidates. Directors are asked to recommend individuals to be appointed or nominated for election to the board who meet the established criteria, and who have sufficient time available to devote to Eldorado’s affairs. In selecting a director candidate, the board looks for individuals who will bring value to the company through the knowledge and experience he or she has gained in their education and their working life. Potential nominees undergo an interview and approval process managed by the CGNC. All directors and named executive officers have the opportunity to participate in the interview process.

Directors can be re-elected to the board annually. The board has not adopted a term limit for directors, but has established a retirement age for directors at the end of the annual meeting following their 73rd birthday. The board, however, has discretion on extending a director’s retirement age if it considers that such an extension is in the best interests of the company.

The board believes that the imposition of term limits for directors implicitly discounts the value of experience and continuity on our board and runs the risk of excluding effective board members with deep knowledge of the company and its operations as a result of an arbitrary determination. The notional objective of term limits is to encourage board renewal, introduce new perspectives and skill sets and to assist in maintaining independence of board members. The board believes that it can achieve the right balance of these goals and board continuity without mandated term limits and relies on its annual director assessment procedures in this regard.

Serving on other boards

Some of our directors serve on the boards of other public companies in Canada or another country or jurisdiction. See the director profiles starting on page 13 for information on each director.

A director must submit notification to the chairman of the board and the chairman of the CGNC prior to joining another board. The CGNC will make an assessment to determine when a conflict of interest is considered to exist between a director and the company.

Communicating with the board and management

We follow a communications policy that outlines our commitment to full, accurate, clear and timely disclosure and our process for reviewing, approving and distributing our financial disclosure documents and significant investor materials.

The board recognizes that while communication with shareholders is predominantly the responsibility of management, it is important that the board undertake constructive engagement with shareholders to encourage shareholders to provide their views on governance matters. The discussions are limited to an exchange of views about governance and the company’s disclosure that is within the public domain. Such exchanges do not include discussion of material undisclosed information. Over the past several years there has been increased engagement between the board and the company’s shareholders. In 2014, independent members of the board met and communicated with shareholders and organizations representing groups of shareholders who expressed an interest in such meetings. Shareholders can also contact the board through e-mail to the corporate secretary (dawnm@eldoradogold.com).

You can communicate directly with the board by writing to the chairman of the board at our corporate office:

Chairman of the Board

c/o Corporate Secretary
Eldorado Gold Corporation
Suite 1188, Bentall 5

550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

Please mark the envelope Private and confidential.

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Throughout 2014 investors were provided the opportunity to meet and communicate with the company’s executives including the CEO, the President, the Chief Financial Officer, and the Chief Operating Officer, and the Executive Vice President, Administration & Corporate Secretary, and the Vice President, Investor Relations. In addition, investors toured the company’s operations in Greece and the Kisladag Mine in Turkey and had access to senior management personnel at each of the operations.

Shareholder Proposals

If you want to submit a shareholder proposal to be presented at our 2016 annual general meeting, it must be sent to our corporate secretary by December 31, 2015 for it to be considered for inclusion in our 2016 management proxy circular.

Advance Notice Policy

At the 2014 annual meeting, shareholders approved an amended By-Law No. 1 of the company that contained an advance notice provision. The advance notice provision generally requires shareholders who wish to nominate candidates for election as a director of the company to provide notice of their intention, along with certain information with respect to their right to make such a nomination and about the nominee not less than 30 days and not more than 65 days prior to the date of our next annual meeting. See Part 9 of the company’s by-laws which is available on SEDAR under the company’s name for the detailed requirements that must be met.

If you want to submit a director nomination to be presented at our 2016 annual meeting, the required information must be sent to our corporate secretary by March 31, 2016 in compliance with the by-laws.

Send the proposal or director nomination notice to:

Corporate Secretary Eldorado Gold Corporation Suite 1188, Bentall 5 550 Burrard Street Vancouver, British Columbia Canada V6C 2B5	dawnm@eldoradogold.com 1.604.687.4026 (fax)

Board committees

The board carries out its mandate directly or through its committees, which are comprised entirely of independent directors.

All of the committee members meet the standard of director independence as set out by the Canadian Securities Administrators in National Instrument 58-101 and the corporate governance standards of the NYSE.

Members of our audit committee are also independent and financially literate according to National Instrument 52-110.

The CEO does not participate in making appointments to the committees of the board.

From time to time the board may appoint special committees to the board if warranted by the company’s current business activities.

In 2014 the board had four standing committees:

Audit

Compensation

Corporate governance and nominating (CGNC)

Sustainability

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Audit committee

The Audit committee is currently made up of five financially literate, independent directors:

Robert Gilmore (chair) Ross Cory Michael Price Donald Shumka John Webster

All five members of the Audit committee are financially literate, meaning they are able to read and understand the company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the company’s financial statements. Mr. Gilmore, our committee chair, and Mr. Webster are audit committee financial experts as defined by the SEC. See Mr. Gilmore’s and Mr. Webster’s director profiles on page 14 and 17 respectively for information on their qualifications as financial experts.

The committee is responsible for:

•       overseeing financial reporting, internal controls, the audit process, our public disclosure documents relating to financial statements and overseeing our code of business conduct and ethics;

•       recommending the appointment of our external auditor and reviewing the annual audit plan and auditor compensation;

•       pre-approving audit, audit-related and tax services to be provided by the external auditor; and

•       reviewing our hiring policies for former employees of an external auditor for an audit or finance role; and

•       reviewing the terms of engagement for the external auditor.

The external auditor reports directly to the audit committee. KPMG performed audit services in 2014. Best practices and audit committee policy, requires a new lead audit partner every five years. Our audit partner changed in July 2012 and again in 2014. The audit committee adopted a policy in 2005 that non-audit services can only be provided by the external auditor if it has been pre-approved by the audit committee. Generally these services are provided by other firms under separate agreements approved by management.

The terms of reference for the Audit committee can be found on the company’s website (www.eldoradogold.com) or by contacting the company’s corporate secretary.

Sustainability committee

The Sustainability committee is currently made up of four independent directors:

Geoffrey Handley (chair)

Pamela Gibson

Michael Price

Steven Reid

The sustainability committee was established to advise and make recommendations, in its oversight role, to the board with respect to monitoring our environmental, health, safety, community relations and other sustainability policies, practices, programs and performance. This includes, among other things:

•	reviewing our annual sustainability report prior to its issuance;
•	reviewing and monitoring our environmental, health and safety programs and procedures;
•	overseeing the establishment of a corporate environmental health and safety policy;
•	monitoring management’s environmental, health and safety risk assessment, risk related to sustainability and impact evaluation procedure;
•	monitoring management’s performance regarding health, safety, social and environmental initiatives with respect to employees, communities and other stakeholders; and
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•	monitoring and reporting to the board on management’s procedures regarding environmental, health and safety matters, including the development, maintenance and testing of emergency preparedness plans to minimize, remediate and mitigate environmental damage in the event of unforeseen incidents.

The terms of reference for the Sustainability committee can be found on the company’s website (www.eldoradogold.com) or by contacting the company’s corporate secretary.

Corporate governance and nominating committee

The corporate governance and nominating committee is made up of four directors:

Ross Cory (chair)

Pamela Gibson
Jonathan Rubenstein
Donald Shumka

For more information on their roles and responsibilities refer to pages 25 to 28.

The terms of reference for the CGNC can be found on the company’s website (www.eldoradogold.com) or by contacting the company’s corporate secretary.

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Compensation

Report by the Compensation committee

This section discusses our compensation practices and decisions.

The Compensation committee is responsible for developing our director and executive compensation and policies, in consultation with, among other parties, senior management and external advisors who are qualified to deliver advice on the design and implementation of compensation programs that address Eldorado’s talent and workforce needs. It is also responsible for reviewing these policies annually and recommending any changes to the board as appropriate, reviewing and approving the terms of employment and performance objectives for the named executives, and assessing the performance of the CEO. The terms of reference for the Compensation committee can be found on the company’s website (www.eldoradogold.com) or by contacting the corporate secretary.

Independent decision-making, establishment of compensation philosophy and policies, and providing a clear and comprehensive explanation of director and executive compensation is critical to the integrity of the committee.

None of the committee members has been an employee or executive officer of the company or has or has had a material relationship with the company, taken a loan or had an interest in any material transactions involving Eldorado.

Our compensation committee consists of four independent directors:

Jonathan Rubenstein (chair)

Robert Gilmore

Geoffrey Handley

Steven Reid

Each of the members of the Compensation committee has extensive experience with compensation matters and are members of various compensation committees for other publicly listed companies as noted below:

•	Mr. Rubenstein is the Chair of the Dalradian Resources Corporate Governance and Compensation Committee and a Member of the Compensation Committee for Detour Gold Inc;
•	Mr. Reid is Chair of the Compensation Committee for Silver Standard Resources;
•	Mr. Gilmore is a Member of the Compensation Committee for Layne Christensen; and
•	Mr. Handley is the Chair of the Compensation Committee for PanAust Limited and sits on the Compensation Committee for Endeavour Silver Corp.

None of the named executives have served on the Compensation committee or board of another company whose executive officers are members of this committee or our board.

In 2014 the company’s CEO and other executive officers had a role in certain executive compensation decisions, including:

•	making recommendations to the board regarding annual business goals and objectives which are then approved by the board to determine a structure under which the annual goals and objectives of other executive officers and employees of the company and its operations align; and
•	made recommendations regarding executive officer base salary adjustments, target annual bonus awards and actual payouts, stock-based grants, performance share unit and restricted share unit grants.

The Compensation committee reviews the recommendations of the CEO and the other executive officers and uses its discretion to consider such recommendations prior to making recommendations to the board.

None of the CEO or the other named executive officers made recommendations with respect to their own compensation packages.

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Engagement of Compensation Advisors

Global Governance Advisors

In 2014 the Compensation committee engaged Global Governance Advisors (“GGA”) as its compensation advisor. The compensation advisors role is to provide advisory services to the Compensation committee with respect to the following matters:

•	peer group review;
•	executive compensation review;
•	pension plan review;
•	long term incentive plan design;
•	relative pay for performance analysis; and
•	director compensation review.

GGA also provided general compensation support to management including:

•	review of the long term incentive plan structure; and
•	review of and comment on the circular.

Morneau Shepell

The Compensation committee engaged Leong and Associates (subsequently acquired by Morneau Shepell) in 2007 to provide actuarial services and to advise on the design and structure of the company’s pension plan.

Morneau Shepell also provided advisory services to the participants in the pension plan.

Executive Compensation-Related Fees

In the two most recently completed financial years, we paid the following amounts to consultants for services related to determining compensation for the directors and executive officers:

• to Towers Watson, $85,737 in 2013 and nil in 2014; and

• to Global Governance Advisors, nil in 2013 and $122,490 in 2014.

All Other Fees

In the two most recently completed financial years, we paid the following amounts to consultants for other services as described above:

• to Morneau Shepell $134,286 in 2013 and $169,078 for its services to the board and management in 2014.

Director compensation

GGA was engaged to complete extensive reviews of the director compensation practices of the company’s peer group companies and compare them to the company’s director compensation. At the conclusion of its review in 2014, the committee found that the company’s director compensation practices were in line with the peer group and recommended that no changes be made the directors’ compensation policy for 2015. Director cash component of retainers and meeting fees have been frozen since 2013. No changes were recommended for adjustment to the director equity component of compensation for 2015. Directors, at their option, may receive deferred units (DUs) in lieu of cash compensation. For details of independent director compensation see page 36 of the Compensation discussion and analysis.

Executive compensation

The Compensation committee conducts a thorough review of executive compensation every year to make sure our compensation practices remain competitive with our peer group companies while continuing to meet the company’s human resources needs to achieve the success of our operating and capital plans and to attract, retain and motivate exceptional personnel. Our investigation and analysis includes engaging advisors and consultants in the fields of compensation and pension. These advisors and consultants undertake an extensive review that involves the comparison of our practices with our peer group and a review of economic events and industry developments that affect the commodities market. In 2014 GGA was engaged for the purpose of assisting the Compensation committee to perform these extensive investigations and analysis, which include the development of the company’s formulated approach to total compensation including base salary, short term incentive program and our long-term incentive equity (stock options, performance share units (PSUs) and restricted share units (RSUs). The company will implement grants of the first PSUs to executive and senior officers in 2015.

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Changes for 2015

The compensation committee implemented the CEO’s recommendation to freeze base salary compensation in 2014 for all executive and senior management personnel at 2013 levels. The CEO and the President’s salaries remain frozen in 2015.

In conducting its review the compensation committee:

•	conducted a detailed review of each executive’s performance against his or her corporate and individual objectives as set out under our short-term incentive plan;
•	reviewed CEO proposals for compensation for senior officers in accordance with the company’s cash compensation program and made its recommendation for executive officer compensation to the Board;
•	reviewed CEO proposals for long-term incentive awards for company personnel and approved the grant of such awards;
•	reviewed CEO proposals for long-term incentive awards for executive officers in accordance with the company’s compensation policy and made recommendation for such awards to the Board;
•	completed the CEO evaluation and made recommendations to the Board for CEO base compensation, short term incentive bonus and long term equity incentives in accordance with the company’s compensation program; and
•	made recommendations to the board about other compensation components.

At the conclusion of the review, the compensation committee concluded that the design of the company’s compensation policy and programs including the implementation of a PSU plan are sound and align executive compensation with company performance using metrics that are significant in delivering long term value to the company and its shareholders.

For a detailed review of executive compensation practices and factors considered by the compensation committee, see the Compensation Discussion & Analysis on page 34 in this circular.

The committee has reviewed the compensation disclosure in this document and believes its compensation review and recommendations are appropriate and in the best interests of the company and its business activities.

Jonathan Rubenstein (committee chair) Robert Gilmore Geoffrey Handley Steve Reid

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Compensation Discussion and Analysis

Table of Contents

35. Executive Summary

36. Directors

36.	Compensation discussion and analysis
37.	Equity compensation
37.	Travel and other fees
37.	Deferred unit plan
38.	2014 compensation details
38.	Director compensation table
39.	Incentive Plan Awards

40. Executives

40.	Compensation discussion and analysis
41.	Philosophy and approach
41.	Pay positioning and pay mix
42.	Pay and performance – an overview
43.	Benchmarking
44.	Compensation components

44.                                         Base salary

45.                                         Short term incentive plan

45.                                         Merit Awards

45.                                         Long term incentives

46.	Incentive stock option plans
49.	Performance share unit plan
52.	Restricted share unit plan
55.	Bonus award units

55.                                         Retirement benefit

57.                                         Benefits

58.                                         Hedging by insiders

58.                                         Risk management and executive compensation

59.	2014 Performance and Compensation Decisions
64.	Executive share ownership
65.	Shareholder return
66.	2014 compensation details
66.	Summary compensation table
67.	Incentive plan awards
69.	Termination and change of control
70.	Employment Agreements
71.	Other terms and conditions under a change of control
72.	Loans to directors and officers
72.	Directors’ and officers’ liability insurance

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Executive Summary

We operate in a cyclical, capital intensive industry and take a long term view in building value for our shareholders. Our relatively small, experienced leadership team delivers high performance and strategic direction across geographically diverse operations and projects, while continuing to maintain our position as one of the lowest cost gold producers. The team focuses its energy on the tasks of developing and building successful mines and to positioning the company to meet the challenges of operations that will ultimately provide significant long term growth with increasing cash flow and earnings per share.

Our compensation programs are designed to attract, motivate and retain well qualified, high caliber individuals to act in the best interests of our shareholders. We provide a balanced compensation program that rewards short-term results and incentivizes long term shareholder value creation. We take shareholder feedback into consideration in the design of these programs and welcome direct shareholder engagement to discuss our compensation policies and practices.

We benchmark director and executive compensation against a peer group of other mining companies annually in order to stay competitive. We develop our peer group based on companies that have similar industry characteristics with comparable revenue, market capitalization and operations.

Base salaries establish the competitive foundation of the executive compensation program. Base salaries are reviewed annually and are intended to reflect current market conditions, compensation levels within the company’s peer group and individual experience, responsibility, seniority and performance. In light of current market conditions, the Board of Directors, as recommended by the CEO, elected to freeze executive base compensation in 2014. In 2015, the CEO’s base compensation and the President’s base compensation remain frozen.

Our short term incentive plan (STIP) is designed to reward executives with annual cash awards based on corporate, operational and individual results when measured against predetermined objectives and performance measures. The STIP program aligns individual contributions with the company’s annual objectives.

Our long term incentives align our executives and directors with shareholders by tying a portion of their future compensation to the long term performance of our stock. Our directors receive stock options and DUs as part of their long term equity compensation; and our named executives and vice presidents receive stock options and RSUs. Beginning in 2015, our named executives and vice presidents will receive PSUs to further tie their compensation to performance. The PSUs will form 25% of long term equity compensation. The company intends to increase this percentage to 50% by phasing out RSUs over the next two years.

To emphasize our philosophy of pay for performance, total direct compensation for our executives is weighted heavily towards “at risk” variable compensation. As shown below, a significant portion of the CEO’s (83%) and other named executives’ (77%) annual direct compensation is variable based on individual and company performance.

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Directors are paid an annual retainer, attendance fees and equity compensation for serving on our board.
In 2013, the Board of Directors elected to substantially reduce their equity compensation while increasing their annual retainer minimally. In 2014 and 2015, the Board of Directors elected not to increase any component of director compensation.

Our share ownership guidelines encourage directors and named executives to build and maintain equity ownership, further aligning our compensation programs with shareholders. Although our named executives are not required to meet their share ownership requirements until December 2018, all have already exceeded their requirements.

We believe our compensation programs are competitive and achieve our goal of rewarding our directors and named executives fairly and equitably for their contribution towards long term shareholder value creation. We are committed to continually reviewing and improving our compensation programs to ensure they remain competitive and are aligned with market practice and governance requirements.

Directors

Compensation discussion and analysis

Our director compensation program is designed to:

   Attract, retain and motivate high calibre individuals to act in the best interests of the company and its shareholders;

  Reflect the complexities, risks, skill sets and value associated with independent directors of the Board; and

  Be fair and equitable, reflecting the time and effort required by each director.

We benchmark director compensation against a peer group of other mining companies to stay competitive. The company takes into account the peer group’s compensation, size and structure when arriving at the appropriate director compensation structure. Compensation levels for directors are targeted at the 75th percentile of our peer group. See page 44 for further information about the company’s peer group.

Directors are paid an annual retainer, meeting attendance fees and equity compensation for serving on our board. Mr. Wright does not receive this compensation because as our CEO he is a member of management and is not an independent director. See page 66 for his compensation for 2014.

The Board of Directors has elected not to increase director compensation in 2015. The table below details the 2014 and 2015 retainer and fee structure for independent directors. We pay cash retainers and fees quarterly.

Director compensation ($)	2014	2015
Annual retainers • member of the board of directors • chairman of the board	105,000 200,000	105,000 200,000
Annual committee retainers • audit committee chair • compensation committee chair • CGNC chair • sustainability committee chair	40,000 25,000 15,000 15,000	40,000 25,000 15,000 15,000
Board and committee meeting fee (per meeting)	1,500	1,500
Equity retainer	105,000	105,000
Estimated total compensation*	234,000	234,000

* Assumes a total of 22 Board and committee meetings per year by a member of the board who is not chairman, and excludes any committee chair retainers

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Equity compensation

In 2014 directors were eligible to elect to receive DUs or stock options or a mix of DUs and stock options in the aggregate of $105,000 in value. The value of stock options was not to exceed $100,000. See page 38 for details of director equity for 2014.

DUs are settled in cash only. All or a portion of the director’s cash compensation may be taken in DUs, such election to be made by the final day of the quarter in which the retainer is earned, or in the case of a director who is a resident or citizen in the United States not later than December 31 of the previous year. DUs are administered under the terms and conditions of our deferred unit plan (see below for details.)

Travel and other fees

Directors have a travel allowance of $750 per day and are reimbursed for travel and hotel costs for travel to our board and committee meetings from outside of British Columbia. They are also reimbursed for incidental expenses they incur while serving on the board.

Deferred unit plan

The board adopted a deferred unit plan as of July 15, 2010 as amended and restated as of February 20, 2014 to incorporate a number of changes, including adding provisions relating to U.S. participants, addressing tax related matters and providing drafting consistency with other various equity plans.

DUs represent notional Eldorado common shares based on the value of our common shares. From and after February 20, 2014, the DUs will earn dividend equivalents whenever cash dividends are paid on common shares.

Under the deferred unit plan, the board can grant DUs to eligible independent directors, designated by the board, on the following terms:

•	the market value of a DU is the closing price of an Eldorado common share on the TSX on the day prior to the relevant date; and
•	DUs are denominated in common shares when they are credited to a participant’s account.

Participants may redeem the DUs after the termination date – the earliest date that both of the following conditions are satisfied:

•	the date that the participant is no longer a member of our board for whatever reason, including resignation, disability, death, retirement, or loss of office as a director; and
•	the date that the participant is neither an employee, nor a member of our board or any corporation related to Eldorado for the purposes of the Income Tax Act (Canada).

Directors can redeem their DUs for cash after the termination date. The director must file a redemption notice with our CEO, President, CFO or Corporate Secretary, specifying the redemption date, which must be by a date not later than December 15 of the first calendar year following the calendar year of the termination date.

DUs are redeemed for an amount equal to the market value of vested DUs on the redemption date, subject to adjustments for certain corporate actions. DUs are paid out within 15 trading days of redemption date, and prior to December 31 of the first calendar year following the calendar year of the termination date.

Certain additional restrictions (including in respect of redemption and payout of DUs) and requirements apply to U.S. designated participants.

Directors who are employees of Eldorado, or an affiliate of Eldorado, are not eligible to participate in the plan.

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2014 compensation details

Director compensation table

Our directors earned a total of $2,276,000 in 2014, including $1,111,175 in cash compensation. The table below shows the breakdown of total compensation earned by each director in 2014.

Mr. Wright does not receive compensation as a director because he is a member of management as our CEO, and is not an independent director. See page 66 for his compensation in 2014.

Name	Fees earned ($)	Share-based awards[4] ($)	Option-based awards[5] ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Ross Cory[1]	113,175	44,825	100,000	n/a	n/a	n/a	258,000
Pamela Gibson [3]	33,750	8,750	144,000	n/a	n/a	n/a	186,500
Robert Gilmore[1]	245,000	145,000	-	n/a	n/a	n/a	390,000
Geoffrey Handley[1]	166,500	105,000	-	n/a	n/a	n/a	271,500
Wayne Lenton[1,2]	64,333	105,000	-	n/a	n/a	n/a	169,333
Michael Price	118,500	29,000	100,000	n/a	n/a	n/a	247,500
Steve Reid	75,750	173,250	-	n/a	n/a	n/a	249,000
Jonathan Rubenstein[1]	157,667	56,000	49,000	n/a	n/a	n/a	262,667
Donald Shumka	136,500	5,000	100,000	n/a	n/a	n/a	241,500

Notes

1.	The following directors served as committee chairs in 2014:
•	Mr. Gilmore – chair of the Audit committee
•	Mr. Lenton – chair of the Compensation committee (retired May 1, 2014)
•	Mr. Rubenstein – chair of the Compensation committee (appointed May 1, 2014)
•	Mr. Cory – chair of the CGNC, and
•	Mr. Handley – chair of the Sustainability committee and chair of the Reserves and Resources review panel.
2.	Mr. Lenton retired from the Board of Directors on May 1, 2014.
3.	Ms. Gibson was appointed to the Board of Directors on September 2, 2014.
4.	Share-based awards is the amount that directors received in DUs in 2014. The number of DUs are calculated by dividing the total value of the award by the closing price of Eldorado common shares on the TSX on the date immediately prior to the grant. DUs are settled in cash, have no value at the date of grant, and, from and after February 20, 2014, earn dividend equivalents.
5.	Option-based awards is the amount that directors received in stock options in 2014. The number of stock options is calculated by dividing the total value of the grant by the value of an option using the Black Scholes method.
6.	Directors may elect to receive all or a portion of their earned meeting fees as DUs, in lieu of cash. The above table includes DUs taken in lieu of cash and therefore the total share-based awards exceeds the $105,000 annual equity grant value in some cases.

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Incentive plan awards

The following table shows the unexercised options and unredeemed DUs the independent directors held as of December 31, 2014.

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The next table shows the value of incentive plan awards that were vested, redeemed or earned by each independent director in 2014.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value redeemed during the year ($) (2)	Non-equity incentive plan compensation – Value earned during the year ($)
Ross Cory	0	0	0
Pamela Gibson	0	0	0
Robert Gilmore	0	0	0
Geoff Handley	0	0	0
Wayne Lenton(3)	0	339,934	0
Michael Price	0	0	0
Steve Reid	0	0	0
Jonathan Rubenstein	0	0	0
Donald Shumka	0	0	0

Notes

1.	The value of the options is based on the difference of the market price on vesting date less the option price multiplied by the number of options vested, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.
2.	The right to request redemption of DUs does not occur until the termination date. The value of the DUs is based on the number of DUs awarded multiplied by the closing share price on the redemption date
3.	Mr. Lenton retired from the Board on May 1, 2014 triggering his eligibility to redeem his DUs.

Executives

Compensation discussion and analysis

We have developed compensation practices and procedures to meet five key criteria:

•       attract, motivate and retain an outstanding executive team;

•       recognize competitive industry standards;

•       reward performance according to pre-determined objectives;

•       provide insurance and retirement benefits; and

•	acknowledge the reporting requirements of securities regulators and corporate governance advisors.

This section discusses our executive compensation program – our philosophy and approach, the different components, the board’s key compensation decisions for our most senior executives for 2014 and 2015, and how our executive compensation compares to our performance and that of our peers.

We refer to our Chief Executive Officer, Chief Financial Officer and our three next most highly compensated officers as our named executives:

Paul N. Wright, Chief Executive Officer

Norman S. Pitcher, President

Fabiana E. Chubbs, Chief Financial Officer

Paul J. Skayman, Chief Operating Officer

Dawn L. Moss, Executive Vice President, Administration and Corporate Secretary

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Philosophy and approach

Delivering solid financial and operational performance through a number of years of intensive growth while maintaining our position as one of the lowest cost gold producers demands executive leadership with substantial knowledge, experience and agility. Our approach to compensation is based on attracting, motivating and retaining well qualified, high caliber individuals by:

•	offering a base salary competitive with our peer group and within industry parameters;
•	motivating senior executives to deliver high performance relative to corporate, operational and individual goals without encouraging excessive risk taking;
•	offering forms of compensation that recognize individual and team performance;
•	offering an equity component to align executives’ interests with those of our shareholders balancing rewards to recognize short-term results and long term strategic development; and

•       maintaining a corporate culture that incorporates a sensibly sized executive team that fosters effective management.

Pay positioning and pay mix

To support our compensation philosophy and approach, Eldorado targets base salary at the 50th percentile of the company’s peer group and provides incentive based compensation (short term and long term incentives) that allows the individual to attain total direct compensation at the 75th percentile based on individual performance as well as the performance of the company when compared to its peer group. Actual pay positioning might be above or below target dependent on the named executive’s experience, responsibility, seniority and actual performance achieved for the period.

The board approved an approach for determining the mix of total compensation for executives and officers whereby the majority of the compensation is performance-contingent so that competitive pay is only delivered upon the achievement of our targets, as follows:

•       50% of total compensation to be provided in cash compensation including base salary and STIP;

•       the equivalent of total cash compensation in long term incentives (50% in the form of stock options, 25% in PSUs and 25% in RSUs). See page 49 for more information about the company’s PSU plan; and

•	In 2014 the company’s shareholders approved a performance share unit plan. It is the company’s intention to transition to issuing 50% of long term incentives in the form of PSUs by phasing out RSUs over the next two years, provided that the market continues to follow this trend in competitive executive reward.

The value of long-term incentives at the time of grant equals one times base salary plus the actual STIP award for the prior year’s performance.

The number of equity grants will increase or decrease dependent upon the success or failure of the recipient’s achievement of the specific corporate, operational and personal performance objectives determined annually under the STIP. The realized long-term incentive award value is also subject to future share price performance.

As a component of full career performance the company’s retirement arrangements are designed to support long-term retention through the commodity cycle.  Two of the current named executives and all new participants will have their retirement benefits capped.  In 2013 cash compensation levels had a significant one-time impact on the value of our retirement arrangements. We anticipate that the increases in our pension obligations will moderate as the total impact of the increased cash compensation opportunities is fully reflected within the earnings definition of the plan.

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Pay and performance – an overview

Committed to delivering a strong pay for performance program, the company focuses on providing a substantial portion of total direct compensation (TDC) for our named executives in variable incentive compensation tied to short- medium- and long-term performance.

Pay Element	CEO Pay Mix	Other Named Executive Pay Mix*	Performance Orientation
Salary	17% of TDC	23% of TDC	Reflects market values with performance-based increases and targets the 50th percentile of our peer group
Short-term incentive plan (STIP)	33% of TDC	27% of TDC	Aligned with stretch financial and operational performance targets
Long-term incentives (weighted 50% stock options; 25% PSUs; and 25% RSUs)	50% of TDC	50% of TDC	The value of the LTI award at the time of grant varies based on the STIP award Ultimate value received is dependent on absolute share price performance

* Based on an average for all other named executives

We look at performance from various operational and financial perspectives that are designed to drive long-term shareholder value creation. Our STIP includes a set of stretch objectives aligned with various financial and operational metrics. We set clear targets and measure corporate, operational and personal performance against these targets. As a result of our 2014 performance, total STIP awards for the named executives increased by 58.5% compared to 2013.

The following summarizes our performance relative to our peers over the past one and three years. We increased production while maintaining cash costs amongst the lowest of our peers, as shown by our high performance in the 75th to 90th percentiles. While our production growth is reflected in the performance score within our 2014 short-term incentive plan, our Absolute Total Shareholder Return (TSR) and Relative TSR performance impacts the value received by our named executives within our short-term and long-term incentive plans.

The above graph includes gold producing companies from our peer group. Lundin, First Quantum, Hudbay, PanAmerican Silver and Teck were excluded as they are not gold producing companies.

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In reviewing the alignment of our compensation programs relative to performance, we look at two different perspectives of total direct compensation:

Summary compensation table	Realizable pay

Static number that illustrates pay opportunity

Includes salary, actual STIP and the grant date values of stock options and RSUs

Beginning in 2015, PSUs will be awarded

Does not reflect the impact of share price on the ultimate value received through equity awards

*Dynamic number that captures the current value of outstanding equity awards

Includes salary, actual STIP, and the current accrued value of outstanding stock options and RSUs. The values ultimately received could vary depending on future performance

* Dynamic number is impacted by changes in share price until awards are settled/exercised and that captures the current value of outstanding equity awards. Static number is based on share prices at the time of grant and illustrates pay opportunity.

One of the governing principles of Eldorado’s compensation objectives is to align compensation with shareholder interests. Deferring compensation is one way we seek to achieve this alignment.

The table below shows Mr. Wright’s Total Direct Compensation over the last three calendar years and its current value compared to shareholder value.

Fiscal Year	Value at Time of Award[1] (Disclosed)	Value at Dec 31, 2014 (Realizable)	Realizable as % of Disclosed Value	Shareholder Value[2]
2012	$8,397,773	$6,208,018	73.9%	-48.2%
2013	$8,077,300	$5,491,507	68.0%	-43.9%
2014	$9,197,550	$7,234,874	78.7%	+17.7%

Notes

1.	Inclusive of Base Salary and STIP payouts related to each year’s performance (e.g. for 2014, payouts made for fiscal year 2014 performance) as well as Stock Option and RSU grants made in each calendar year (e.g. for 2014, grants made in calendar year 2014 for fiscal year 2013 performance).
2.	Calculated based on TSR since the year referenced started (e.g. for 2012, TSR was calculated from January 1, 2012 to December 31, 2014).

Benchmarking

We benchmark executive compensation against a peer group of other mining companies to stay competitive and as a key tool for determining retention requirements.

We develop our peer group based on companies that have similar industry and operating characteristics. In developing the peer group, we look at mining companies with comparable revenue, market capitalization and asset sizes. Our market capitalization is positioned between the 50th and 75th percentiles of the peer group and revenue between the 25th and 50th percentiles.

In 2014 the company’s peer group consisted of nineteen primarily gold mining companies. In 2014 the Compensation Committee engaged GGA, an independent executive compensation and governance advisory firm, to undertake a focused study designed to review the peer group in consideration of the following:

•	significant year-over-year variability, when compared to the 75th percentile;
•	Eldorado’s production diversifying beyond gold; and
•	the use of the group of mining companies used by proxy advisory firms when assessing Eldorado relative to market.

Reflected in the findings of GGA was the company’s industry, size, and geographical coverage and their review included:

•	Canadian-listed companies for comparability and market compensation data availability;
•	similarly-sized overseas gold companies for consideration;
•	broader metals & mining companies on a more targeted basis (i.e., excluding aluminum and steel);
•	focus on companies of a comparable size;
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•	peers that have similar business operations but larger scope;
•	excluded royalty or holding companies without actual operations; and
•	organizations comparable in size with Eldorado at approximately the 50th - 55th percentile in market cap and assets.

The review resulted in the company adopting the following list of nineteen peer group companies.

2014 Peer Companies
Agnico-Eagle Mines Limited	Hudbay Minerals Inc.	Nord Gold N.V.
AngloGold Ashanti Ltd.	IAMGOLD Corporation	Pan American Silver Corp.
Barrick Gold Corporation	Kinross Gold Corporation	Randgold Resources Limited
Centerra Gold Inc.	Lundin Mining Corporation	Teck Resources Limited
First Quantum Minerals Ltd.	New Gold Inc.	Yamana Gold Inc.
Gold Fields Ltd.	Newcrest Mining Limited
Goldcorp Inc.	Newmont Mining Corporation

In assessing our scope and performance against the peer companies, we also consider various factors including: share price appreciation and growth in market capitalization, revenue asset base and location of assets, net income, number of operating mines, capital expenditures, gold production, proven and probable gold reserves growth, cash costs per ounce of gold and the relative size of the senior management team (VP and above).

Compensation components

Our executive compensation program is made up of eight components that reward performance over different time periods. The following components of our executive compensation program were selected to support our stated philosophy and approach as described on page 41.

* No Merit awards and bonus awards units were granted to the named executives in 2012, 2013 or 2014.

Base salary

Base salary establishes the competitive foundation of the executive compensation program and reflects market values. Base salaries are reviewed annually and are intended to reward executives for factors such as current market conditions, compensation levels within the peer group and experience, responsibility, seniority and proven or expected performance.

We compare base salaries to similar positions in our peer group to set our annual salary levels.
Our compensation philosophy targets base salaries at the 50th percentile of our peer group. Base salaries may be set above or below the target level to recognize a high-performing track record and/or developing nature of incumbents in certain roles.

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Short term incentive plan

Our STIP is designed to reward executives with annual cash awards based on corporate, operational and individual results when measured against predetermined objectives and performance measures.

The STIP plan:

•         is an incentive bonus designed to reward each participant for their contribution and results;

•         aligns individual contributions with the company’s objectives;

•         communicates the key objectives we value most highly; and

•	rewards senior management for achieving objectives commensurate with our business and operational results.

The STIP award is calculated as follows:

Base salary

Annualized salary on December 31.

Target award levels

Each participant’s target award level is expressed as a percentage of base salary, and awarded if he or she meets their target achievement level for each objective. Target award levels vary by position level and responsibilities and align with market practice.

Weighting factors

Each corporate, operational and personal objective is assigned a weighting, which varies by participant.

Achievement level factors

Performance is based on how well we achieve each STIP objective. There are three levels of performance, each receiving a corresponding performance factor that is used in calculating the STIP award. The factor may be prorated linearly if our performance falls between two levels.

If we achieve:	Our performance factor is:
threshold performance	0.0	• this is non-stretch or minimum level of performance, so no award is paid
target performance	1.0	• our performance generally reflects the business plan or budget for the year – this is our desired level of stretch performance
challenge performance	2.0	• our performance exceeds business plan expectations – this is exceptional performance so the maximum incentive award is paid

The Compensation committee can use discretion to assign a factor higher than 2.0 if our performance is outstanding and significantly superior to the challenge level.

The STIP award is paid in cash and subject to statutory deductions.

Merit awards

Merit awards are cash awards that are sometimes granted for extraordinary performance that results in a significant benefit to the company.

No merit awards were granted to the named executives in 2012, 2013 and 2014.

Long-term incentives

Long-term incentives currently consist of stock options, PSUs and RSUs.

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At the 2014 annual shareholder meeting the shareholders of the company approved the implementation of a PSU plan. Beginning in 2015 the PSU plan will comprise 25% of the long term equity incentive for the named executives and the vice presidents of the company.

The aggregate grant value of stock options, PSUs and RSUs for the named executives is 100% of total cash compensation (i.e., 2015 salary and 2014 actual STIP). 50% of the aggregate grant value in 2014 was granted in stock options and 50% in RSUs. In 2015 50% of the aggregate grant value will be calculated in stock options, 25% in RSUs and 25% in PSUs. The ultimate value each recipient receives is contingent upon Eldorado’s share price performance. The vesting terms and conditions of each form of LTIP is summarized in the following table.

	Stock options	Restricted share units (RSUs)	Performance share units (PSUs)
Determining the award value	(Base salary + STIP) = X ½ of X = stock option grant value	(Base salary + STIP) = X ¼ of X = RSU grant value	(Base salary + STIP) = X ¼ of X = PSU grant value
Determining the number of units granted	Stock option grant value / Black Scholes valuation	RSU grant value / closing share price	PSU grant value / 5-day VWAP share price
Vesting	Vest in three tranches: • 1/3 immediately • 1/3 on the first-year anniversary of the grant • 1/3 on the second-year anniversary	Vest in three tranches: • 1/3 at the end of the first full quarter following the grant date • 1/3 on the first-year anniversary of the grant • 1/3 on the second-year anniversary	Vest on the third anniversary of the grant date if performance vesting criteria met
Expiry or Redemption	Expires after five years	Redeemed after three years	Redeemed after three years

Incentive stock option plans

We have two incentive stock option plans (the plans):

•	a plan for the employees, consultants and advisors of Eldorado and our related entities, as well as the directors and officers of our related entities (the Employee plan); and
•	a plan for directors and officers of Eldorado (the Officers and directors plan).

We established the Employee plan in 1994.

We introduced the Officers and directors plan in 2003, to tie a portion of the future compensation of our directors, officers and employees to the long-term performance of our shares. The named executives participate in the Officers and directors plan because it provides a tangible way to motivate them to focus on our long-term interests and the interests of shareholders.

Granting and vesting

The board approves option grants under the plans. Each option entitles the holder to buy one Eldorado common share, subject to certain adjustments. The board generally grants options in five-year terms, which is the maximum option period provided for under the plans, but can set shorter terms if it wishes. The board also has discretion to determine vesting restrictions, and in connection therewith determine the terms under which vesting of the options may be accelerated.

Options granted to our named executives generally vest in three tranches over two years. Options vest upon termination of employment, engagement or directorship by:

•	Eldorado or a related entity of Eldorado, for any reason other than for cause or, in the case of a consultant, breach of contract, at any time in the 12 months following a change of control of Eldorado; and
•	the optionee, should there be a material adverse change in location, salary, duties or responsibilities in the 12 months following the change of control and the optionee has provided written notice to the company within 30 days of such material adverse change.

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Exercising options

The board determines an option’s exercise price on the grant date. The exercise price must be at least equal to the market value of our common shares at that time (the closing price of our common shares on the TSX on the trading day immediately before the grant date). If there is no closing price, the market value is the share price used in the last trade on the grant date.

Options cannot be exercised if the exercise period has expired. If options expire during a trading black-out period, they can be exercised within 10 business days after the black-out period is lifted.

We do not provide any financial assistance to participants when they exercise their options.

Assigning or transferring options

Options cannot be assigned or transferred to another person other than by will or by law if the option holder dies.

Special situations

If the option holder is no longer eligible to participate in the plan, he or she has 365 days to exercise any vested options under the Officers and directors plan, and 30 days under the Employee plan, except in the following situations:

•       on death, his or her estate has 365 days to exercise the vested options; or

•	on termination for cause, all options terminate immediately.

The board may in its sole discretion increase the periods permitted to exercise all or any of the options following a termination of employment, engagement or directorship provided that no options shall be exercisable beyond the original expiry date of the option.

Restrictions

Shares reserved for issue

From and as of May 1, 2014, subject to adjustment, the maximum number of Eldorado common shares that may be issued under the Plans shall not exceed 30,875,315 common shares for the Employee plan and 17,048,803 common shares for the Officers and directors plan.

The plans limit the number of Eldorado common shares that can be reserved for issue under the plans for a single individual:

•	Employee plan: limited to no more than one-half of one percent (0.5%) of common shares outstanding on the grant date;
•	Officers and directors plan: limited to no more than one percent (1%) of common shares outstanding on the grant date (on a non-diluted basis);

•       Officers and directors plan: for non-executive directors, limited to no more than three quarters of one percent (0.75%) of common shares outstanding on the grant date;

•	Non-executive directors are prohibited from participating in the Employee plan; and
•	Common shares that were reserved for options that expire, are cancelled or otherwise terminated for any reason other than exercise can be used for other options issued under the plans.

Restrictions for insiders

No more than 9% of common shares issued and outstanding on the grant date (on a non-diluted basis), can be reserved for issue to insiders through the plans and any other security based compensation arrangements.

In any one-year period, no more than 9% of common shares issued and outstanding (on a non-diluted basis) can be issued to insiders through the plans and any other security based compensation arrangements.

Grants to non-executive directors under officers and directors plan

Under our director compensation policy, the board can grant up to 100,000 options vested over two years to a non-executive director when he is first elected or appointed to our board, and has the discretion to grant stock options to non-executive directors up to a value as of the date of the grant of $100,000 per year at the discretion of the Board. (See page 36 director compensation).

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Corporate changes

If we amalgamate, consolidate, or merge with or into another body corporate:

•	option holders are entitled to receive other securities, property or cash (in lieu of common shares).

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

•	the board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised, among other things.

If a third party makes an offer to buy all of our common shares:

•	the board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised.

Making changes to the plans

Except as described below, shareholders must approve all changes to the plans, including changes that involve:

•	changing the number of common shares that can be reserved for issue under the plans, including:
•	increasing the fixed maximum or fixed maximum percentage; and
•	changing from a fixed maximum number to a fixed maximum percentage;
•	changing from a fixed maximum percentage to a fixed maximum number (an increase doesn’t include reloading after options are exercised, as long as the fixed maximum or percentage is not increased).

We do not need shareholder approval to make changes like:

•	changing the termination provisions of the options or plan, as long as it does not extend beyond the original expiry date;
•	adding a cashless exercise feature that can be paid in cash or securities, whether or not it reduces the number of underlying common shares from our reserve;
•	making housekeeping changes like correcting errors or clarifying ambiguities; and
•	updating the plans to reflect changes in the governing laws, including any TSX compliance requirements.

Under the NYSE rules, shareholders generally must approve the following material changes, among others:

•	a material increase in the number of shares to be issued under the plan (other than as a result of a reorganization, stock split, merger, spin-off or similar transaction);
•	a material increase in benefits to participants, including:
•	a re-pricing (or decrease in exercise price);
•	reducing the offering price of shares or options to buy shares, or
•	extending the duration of the plan.
•	expansion of the class of participants eligible to participate in the plan; and
•	expansion of the kinds of options or awards under the plan.

If it has a material and adverse effect on an option holder and if the option holder consents to the change, the board can adjust or terminate any outstanding option, including substituting it for another award, changing the exercise date or making other changes. The board can also extend the exercise period or lower the exercise price on any outstanding option if it receives shareholder approval.

If the exercise price of any outstanding option granted to an insider is reduced, or the exercise period is extended, we must receive approval from the disinterested shareholders, according to the terms of the plans and TSX and other regulatory requirements.

Other terms and conditions

The plans contain requirements for granting of qualified incentive stock options under the United States tax code.

The board can suspend or terminate the plans at any time, and impose other terms and conditions on any options granted under the plans.

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The board can change or terminate the plans and any outstanding options if a securities regulator, stock exchange or a market requires it as a condition of approving a distribution of common shares to the public, or to obtain or maintain a listing or quotation of our common shares.

The plans were amended and restated and as of May 1, 2014 by shareholder resolution to increase the number of shares available under the plans, to provide for the issuance of qualified incentive stock options to United States participants and to incorporate certain housekeeping changes, among other things, and on October 25, 2012 to incorporate certain housekeeping changes to the definition of change of control. Please see our 2008, 2009, 2011 and 2014 management proxy circulars (dated March 27, 2008; April 3, 2009; March 23, 2011 and March 20, 2014 on SEDAR [www.sedar.com]) for a summary of the amendments made to the plans and approved by shareholders.

You can request a copy of the plans by contacting our corporate secretary.

Performance Share Unit Plan

The shareholders approved a performance share unit plan (PSU plan) effective as of May 1, 2014. The PSU plan aligns the interests of named executives with the long term performance of the company by providing compensation that is conditional on achievement of pre-defined performance criteria.

In 2015 officers & executives will receive PSUs as a component of their long term incentive compensation.

Granting

Under the PSU plan, the board can grant PSUs to employees or officers of Eldorado or a related entity of Eldorado. A PSU is a bookkeeping entry, denominated in Eldorado common shares (generally on a one for one basis), that is credited to the PSU account of a participant under the PSU plan.

In addition, under the PSU plan, whenever cash dividends are paid on common shares, additional PSUs will be credited to the participant’s PSU account. The number of such additional PSU’s will be determined by dividing the cash dividends that would have been paid to such participant if the PSUs held in the participant’s PSU account were common shares as of the record date by the market value on the trading day after the record date.

Restrictions

The maximum number of common shares of Eldorado which may be issued under the PSU plan is 3,130,000 common shares, subject to adjustment.

Under the PSU plan, common shares reserved from treasury in respect of which PSUs have been cancelled or otherwise expired for any reason (other than redemption of the PSUs) will be available for subsequent grants of PSUs under the PSU plan.

Restrictions for insiders

No more than 9% of common shares of Eldorado issued and outstanding on the grant date (on a non-diluted basis), can be issuable to insiders through the PSU plan and any other security based compensation arrangements.

In any one-year period, no more than 9% of common shares of Eldorado issued and outstanding (on a non-diluted basis) can be issued to insiders through the PSU plan and any other security based compensation arrangements.

Vesting

Under the PSU plan, unless otherwise specified by the board, PSUs granted are subject to a vesting schedule based on the achievement of performance targets which must be met within a performance period. The performance period must not exceed the period commencing January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such PSUs were granted. After the expiration of the performance period, the holder may be entitled to receive common shares or the amount payable in cash on redemption of vested PSUs.

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Redemption

Under the PSU plan, all vested PSUs will be redeemed on the redemption date, defined as the first day following the expiry of the performance period applicable to the PSU and, except as described below, the participant’s employment has not been terminated.

PSUs may not be redeemed until the redemption date applicable to such PSUs and the applicable terms of vesting have been met as determined by the Board in its sole discretion and except as described below, the holder’s employment has not been terminated prior to the expiry of the performance period.

Under the PSU plan, vested PSUs are redeemable, at the election of the board in its discretion, for common shares (generally on a one for one basis), a cash payment equal to the market value of a common share (generally on a one for one basis) as of the redemption date or a combination of cash and common shares. Market value of our common shares is the closing price of our common shares on the TSX on the trading day immediately before the redemption date. If there is no closing price, the market value is the share price used in the last trade.

Additional specific requirements apply to U.S. participants as set out in the plan.

PSUs cannot be redeemed during a trading black-out period; they can be redeemed within two business days after the black-out period is lifted.

Assigning or transferring PSUs

PSUs cannot be assigned or transferred to another person other than by will or by law if the PSU holder dies.

Termination

Under the PSU plan, if employment is terminated for any reason prior to the expiry of the performance period except as set out below, all outstanding PSUs whether vested or not shall be forfeited and cancelled.

If:

● we terminate employment for any reason other than cause within twelve months of a change of control, or

●	we make a material adverse change to the executive’s salary, duties or responsibilities and location of employment within twelve months of a change of control and the participant gives notice of termination within 30 days of the material adverse change, or
●	employment is terminated as a result of disability or the participant’s death then the participant will continue to be entitled to payment on the date of termination of any PSUs that are vested on the termination date, any PSUs which are capable of vesting subsequent to the termination date and prior to the expiry of the performance period shall be deemed to have vested on the termination date and the participant will be entitled to payment of such PSUs and the redemption date shall be the date of termination.

If the participants’ employment with the company or its related entity is terminated prior to the expiry of the performance period as a result of retirement, the participant will continue to be entitled to payment on the redemption date of that portion of PSUs that are vested on the redemption date based on the amount of time that the participant was employed during the performance period.

Corporate Changes

Under the PSU plan, if we amalgamate, consolidate, or merge with or into another body corporate:

●	any common shares receivable on redemption under the PSU plan are converted to other securities, property or cash that a participant would have receive upon such amalgamation, consolidation or merger, had the PSUs been redeemed for common shares immediately prior thereto; and
●	for the purposes of determining the cash payment on redemption, the cash payment will be equal to the fair market value on the redemption date of the securities, property and/or cash which the holders would have received for a common share upon such amalgamation, consolidation or merger, had the PSUs been redeemed immediately prior thereto.
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If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

●	the board can use its discretion to determine the manner in which all outstanding PSUs shall be treated, including requiring acceleration of time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption.

If a third party makes an offer to buy all of our common shares:

●	the board can use its discretion to accelerate the time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption.

Making changes to the PSU Plan

Under the PSU plan, except as described below, shareholders must approve all changes to the PSU plan, including changes that involve:

●	changing the number of common shares that can be reserved for issue under the plan, including:
●	increasing the fixed maximum or fixed maximum percentage;
●	changing from a fixed maximum number to a fixed maximum percentage; and
●	changing from a fixed maximum percentage to a fixed maximum number.

Under the PSU plan, we will not need shareholder approval to make changes like:

●	changing the termination provisions of the PSU or PSU plan, as long as it does not extend beyond the original expiry date;
●	making housekeeping changes like correcting errors or clarifying ambiguities; and
●	updating the plans to reflect changes in the governing laws, including any TSX compliance requirements.

Furthermore, the board can (without shareholder approval) adjust or terminate any outstanding PSU, including substituting it for another award or changing the date of redemption provided that, if such change has a material and adverse effect on a holder of PSUs, such holder consents to the change. However, the original term of the performance period may not be extended.

Under the PSU plan, the plan may be suspended or terminated at any time by the board. The termination of the plan may not affect any PSUs granted under the plan prior to the termination.

2015 PSU grants

The named executives will be granted a number of PSUs in 2015, determined as a percentage of their total long term incentives (see page 45), which will vest on the third anniversary of the grant date subject to achievement of pre-determined performance criteria. The final number of PSUs that are redeemed may be higher or lower than the number of PSUs initially granted, depending on Eldorado’s relative 3-year TSR performance over the next three years against the S&P/TSX Global Gold Index (Index) and Absolute TSR performance as follows:

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The number of PSUs that are earned and redeemed is determined by multiplying the number of PSUs granted to the participant by the 3-Year Relative TSR Multiplier. Payouts will range from 0% for a 3-year Relative TSR of less than 75% of the Index, to 200% of Target for a 3-year Relative TSR greater than or equal to 150% of the Index. In the event that Eldorado’s 3-Year Relative TSR outperforms the Index, but Absolute TSR is negative over the 3-year period, the maximum payout will be capped at 100% of Target. This extra condition has been put in place to greater align executive pay with performance and also to recognize and adjust PSU payouts to account for the negative returns that may be faced by Eldorado shareholders.

Restricted Share Unit Plan

The board adopted a restricted share unit plan (RSU plan) effective as of March 16, 2011. The RSU Plan promotes share ownership in the company and serves as a retention incentive for our named executives and officers.

The RSU plan was:

•	amended and restated as of October 25, 2012 to incorporate a housekeeping change to the definition of change of control;
•	amended as restated as of February 21, 2013 to increase the maximum number of shares deliverable under the RSU plan from 1,500,000 to 5,000,000; and
•	amended and restated as of February 20, 2014 to incorporate a number of changes, including changes to permit the inclusion of performance vesting targets in addition to time vesting, adding provisions relating to U.S. participants, addressing tax related matters and providing drafting consistency among other various equity plans as well as making other drafting changes.

Officers and executives receiving RSUs as a component of their compensation are encouraged to retain the shares received on redemption of the RSUs as a means of building their shareholding in the company.

Granting

Under the RSU plan, the board can grant RSUs to employees or officers of Eldorado or a related entity of Eldorado. An RSU is a bookkeeping entry, denominated in our common shares (on a one for one basis), that is credited to the RSU account of a participant under the RSU plan.

Restrictions

The maximum number of our common shares which may be delivered under the RSU plan since inception is 5,000,000 common shares, subject to adjustments. The common shares delivered pursuant to the RSU plan may be acquired subsequently or in anticipation of a redemption in the open market to satisfy the redemption requirements under the RSU plan. Valiant Trust has been appointed as the trustee for the purposes of arranging for the acquisition of the common shares and to hold the common shares in trust for the purposes of the RSU plan as well as deal with other administration matters. See NCIB below.

Vesting

Unless otherwise specified by the board, RSUs granted are subject to a vesting schedule based on time or on the achievement of performance targets. Grants of RSUs are also subject to a restricted period, that period after the expiration of which the holder may be entitled to receive common shares or the amount payable on redemption of vested RSUs. The restricted period must not exceed the period commencing January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such RSUs were granted. Once vested, a holder of vested RSUs is entitled to receive any distributions that are paid to the trustee appointed under the RSU plan on account of the common shares held by the trustee in respect of those vested RSUs and that have not been previously distributed, less any withholding taxes applicable and any taxes paid on such distributions by the trustee.

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Redemption

Unless previously redeemed, all vested RSUs are redeemed on the redemption date, defined as the earlier of the last day of the restricted period and the date of termination of employment.

Under the RSU plan, vested RSUs are redeemable, at the election of the board in its discretion, for common shares (on a one for one basis), a cash payment equal to the market value of a common share (on a one for one basis) as of the redemption date or a combination of cash and common shares. Market value of our common shares is the closing price of our common shares on the TSX on the trading day immediately before the redemption date. If there is no closing price, the market value is the share price used in the last trade. Unless previously distributed to the holder, upon redemption of any vested RSU, the holder is entitled to receive any distributions that are paid to the trustee appointed under the RSU plan on account of the common shares held by the trustee in respect of those vested RSUs, less any withholding taxes applicable and any taxes paid on such distributions by the trustee.

Provided RSUs are vested, non-U.S. participants may elect early redemption. Participants can redeem their vested RSUs by filing a redemption notice with our Corporate Secretary, specifying the redemption date, which date must not be less than 10 days from the date of the notice, but may not be later than the earlier of the last day of the restricted period and the date of termination of employment.

Certain additional restrictions (including in respect of redemption and payout of RSUs) and requirements apply to U.S. designated participants.

RSUs cannot be redeemed during a trading black-out period; they can be redeemed within two business days after the black-out period is lifted.

Assigning or transferring RSUs

RSUs cannot be assigned or transferred to another person other than by will or by law if the RSU holder dies.

Termination

If employment is terminated for any reason other than cause, participants (or in the case of death, the participant’s estate) are entitled to redeem their RSUs if they have vested and have not yet been redeemed.

Any outstanding RSUs that have not yet vested on the termination date will be deemed to have vested if we:

•	terminate employment for any reason other than cause within twelve months of a change of control; or
•	make a material adverse change to the executive’s salary, duties or responsibilities and location of employment within twelve months of a change of control and the participant gives notice of termination within 30 days of the material adverse change.

Any RSUs that have not vested are relinquished and cancelled when the executive’s employment is terminated, unless the board determines otherwise.

The board can accelerate the vesting period or waive the vesting or other terms.

If an executive’s employment is terminated for cause, he or she forfeits all RSUs (whether vested or not) and all rights to payments.

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Corporate Changes

If we amalgamate, consolidate, or merge with or into another body corporate:

•	any common shares receivable on redemption under the RSU plan are converted to other securities, property or cash that a participant would have receive upon such amalgamation, consolidation or merger, had the RSUs been redeemed for common shares immediately prior thereto; and
•	any cash payment receivable on a redemption of an RSU shall be equal to the fair market value of the securities, property or cash which the holder of the RSU would have received if the holder had redeemed the RSU immediately prior to such amalgamation, consolidation or merger, as of the date of the redemption.

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

•	the board can use its discretion to determine the manner in which all outstanding RSUs shall be treated, including requiring acceleration of time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption.

If a third party makes an offer to buy all of our common shares:

•	the board can use its discretion to accelerate the time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption.

Making changes to the RSU plan or RSUs

The board can amend, suspend or terminate the RSU plan at any time. Termination will not affect any outstanding RSUs.

The board can amend, modify or terminate any outstanding RSUs, provided however the holder’s consent is required unless the board determines that it would not materially and adversely affect the holder or is specifically permitted under the RSU plan.

Normal course issuer bid (NCIB)

Common shares to satisfy redemptions of RSUs are acquired by the trustee on the market and such acquisitions have and will be conducted by way of an NCIB. Our notice in respect of the NCIB was accepted by the TSX. Pursuant to the NCIB, during the period from April 25, 2014 and ending April 24 2015, we may purchase up to 2,596,721 of our common shares at prevailing market prices. Pursuant to TSX policies, daily purchases may not exceed 510,323 common shares during such period. From March 29, 2011 to March 28, 2012 we purchased 800,953 common shares at an average price of $15.233 for a total cost of $12,201,031. From April 10, 2012 to April 9, 2013 we purchased 702,675 common shares at an average price of $10.36 for a total cost of $7,281,536. From April 22, 2013 to April 21, 2014, we purchased 899,651 common shares at an average price of $8.101 for a total cost of $7,287,822. From April 25, 2014 to March 17, 2015 we purchased 515,553 common shares at an average price of $5.94 for a total cost of $3,064,823.

We expect to renew the NCIB for 2015.

Through the trustee, GMP Securities LP has been engaged to undertake purchases under the NCIB for the purposes of the RSU plan.

The common shares acquired will be held by the Trustee until the same are required to be transferred to participants under the terms of the RSU plan to satisfy our obligations in respect of redemptions of vested RSUs held by such participants.

Under the RSU plan, neither common shares nor any distributions are permitted to be transferred to the company or a related entity.

A copy of our NCIB Notices filed with the TSX may be obtained, by any shareholder without charge, by contacting our corporate secretary.

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Bonus award units

Named executives and officers, employees and consultants are eligible to participate in our bonus award unit plan, which recognizes the company’s success in specific circumstances.

No bonus award units were awarded in 2012, 2013 and 2014.

The award is tied to the value of our common shares and paid in cash. It focuses participants on achieving extraordinary performance that enhances shareholder value.

The board grants bonus unit awards in specific circumstances based on pre-determined performance criteria.

Units vest when performance targets are met and/or when the time vesting period expires. They are automatically redeemed for cash on or before the last trading day before December 15 of the year the award vests, subject to any trading black-out period restrictions. The amount of the payout is based on how much our shares have appreciated in value from the grant date.

Units that do not vest before the performance period expires, or that are not redeemed according to the terms of the plan, are cancelled.

If employment is terminated for any reason other than cause, participants are entitled to redeem their bonus award units if they have vested and have not yet been redeemed.

Any outstanding bonus award units that have not yet vested on the termination date will be deemed to have vested if we:

•       terminate employment before the end of the performance period, for any reason other than cause within six months of a change of control; or

•       make a material adverse change to the executive’s salary, duties or responsibilities and location of employment within six months of a change of control and the participant gives notice of termination within 30 days of the material adverse change.

Any other bonus unit awards that have not vested are relinquished and cancelled when the executive’s employment is terminated, unless the board determines otherwise. The board can accelerate the vesting period or waive the vesting or other terms.

Termination for cause

If an executive’s employment is terminated for cause, he or she forfeits all bonus unit awards (whether vested or not) and all rights to cash payments, and we cancel the awards as of the date of termination.

Retirement Benefit

Recognizing that retirement plans form an important component of an executive’s compensation package the board approved the establishment of the Eldorado Gold Corporation Pension Program (the Pension Program) on January 1, 2008. The Pension Program was implemented for very specific reasons that were linked to market competition. The desire was to improve on a previous program which comprised contributions to an individual’s Registered Retirement Savings Plan (RRSP) only, on a two-thirds (company) to one-third (participant) basis capped at the legislated contribution amount, and to have flexibility in contributions to reflect the cyclical nature of the company’s business and to reward the executive’s past service with the company in the case of participants who joined the pension program on January 1, 2008.

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Each of the named executives participate in the Eldorado pension program for designated employees, a registered pension plan under the Income Tax Act (Canada) and a supplemental executive retirement plan. The combined annual retirement benefit is equal to 2% of the highest average annual earnings over a three-year period, multiplied by years of service. For Ms. Chubbs and Mr. Skayman, the annual retirement benefit is capped at $600,000 per year.

The normal retirement age is 65, but participants can retire as early as 58 if they have at least 10 years of service in the position of an executive officer. Pension benefits are reduced if a participant retires before turning 60. All pension benefits are payable as a joint and two-thirds survivor pension with a five-year guarantee. In addition, the company’s retirement arrangements are designed to support long-term retention through the commodity cycle.

The Pension Program is made up of two components: (i) the Eldorado Gold Corporation Pension Plan for Designated Employees (the Designated Plan) and the Eldorado Gold Corporation Supplemental Retirement Plan (the SERP). The Designated Plan provides participants with benefits up to the maximum pension limit under the Income Tax Regulations; the SERP provides participants with benefits that are in excess of the maximum pension limit. In 2015, the maximum pension limit is $2,818.89 per year of service.

Participants who were granted past service were required to transfer their RRSP contributions to satisfy the qualifying transfer requirement under the Income Tax Regulations.

For executives who joined the pension program on or after January 1, 2011, pensionable earnings are capped at $600,000 for 2012 and for subsequent years, the cap is indexed at the Consumer Price Index (Canada) for determining participants’ pension benefit under the pension program.

In order to enhance the benefit’s security, effective January 1, 2012, the SERP was converted into a Retirement Compensation Arrangement (RCA) as defined under the Income Tax Act. As such, 50% of any contributions and 50% of all realized investment earnings are remitted to the Canada Revenue Agency as a refundable tax. Although the refundable tax does not earn interest or any other investment returns the contributions are tax deductible for the company.

Summary of Pension Program

The non-compensatory change in 2014 resulted primarily from a decrease in the discount rate. The discount rate of a retirement plan is the rate of return on investments that is assumed, when measuring the pension benefit obligations.  The Eldorado Gold Corporation Pension Program uses a discount rate based on Canadian AA corporate bond yields, in keeping with the international accounting standards.

The table below shows the following information for each named executive participating in the company’s defined benefit pension arrangements:

•	years of credited service as at December 31, 2014;
•	the estimated annual benefit accrued, or earned, for service up to December 31, 2014 and up to the age of 65; and
•	a reconciliation of the accrued obligation from December 31, 2013 to December 31, 2014.
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Name[1]	Number of years credited service[2]	Annual benefits payable[3]		Opening present value of defined benefit obligation[4]	Compensatory change[5]	Non-compensatory change[6]	Closing present value of defined benefit obligation[4]
	(#)	($)		($)	($)	($)	($)
(a)	(b)	(c)		(d)	(e)	(f)	(g)
		At year end	At age 65
		(c1)	(c2)
Paul Wright	18.5	1,868,630	2,273,211	23,209,906	2,812,202	3,201,091	29,223,199
Fabiana Chubbs	3.6	44,302	239,173	341,787	135,479	146,426	623,692
Norm Pitcher	11.2	417,638	642,460	5,721,923	871,621	1,110,536	7,704,080
Dawn Moss	16.1	332,916	408,909	4,071,456	720,431	736,800	5,528,687
Paul Skayman	2.5	30,909	211,350	200,601	136,921	97,941	435,463

1. The five named executives.

2. Mr. Wright, Mr. Pitcher and Ms. Moss are entitled to past service credit from their hire dates with the company to the effective date of the pension program; Ms. Chubbs and Mr. Skayman are not entitled to such past service credit.

3. The annual benefits shown are based on current pensionable earnings and credited service to the date or age stated, are subject to the limits discussed above where applicable, and are payable from the participants’ normal retirement age in the normal form.

4. The accrued obligation is the value of the projected pension earned for service to the date noted. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations, as disclosed in Note 16 of the company’s 2013 consolidated financial statements or Note 16 of the company’s 2014 consolidated financial statements, as applicable.

5. The amount shown under the 2014 Compensatory Change column is the sum of two items: (i) value of the projected pension earned for service during 2014; (ii) the impact of any plan amendments and of any differences between actual and assumed compensation. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations, as disclosed in Note 16 of the company’s 2013 consolidated financial statements.

6. The amount shown under the 2014 Non-Compensatory column includes the impact of amounts attributable to interest accruing on the beginning-of-year obligation, changes in the actuarial assumptions and methodologies, and other experience gains and losses.

Additional notes:

•	All amounts shown above are estimated for disclosure purposes only and are based on assumptions that may change over time. Further, the amounts shown above may not present the participants’ actual entitlements.
•	The methods and assumptions used to determine the estimated amounts will not be identical to the methods and assumptions used by other corporations and as a result the figures may not be directly comparable across corporations.

Benefits

Executives receive benefits that include medical, extended health, dental, disability, critical illness and life insurance coverage.

During the year ended December 31, 2014 none of the executive officers received any perquisites which in the aggregate were greater than $50,000 or 10% of the respective executive officer’s salary.

Mr. Wright receives parking, a club membership and an annual health assessment as perquisites, while Mr. Pitcher, Ms. Chubbs, Mr. Skayman and Ms. Moss receive parking and an annual health assessment.

57

Hedging by insiders

While certain hedging is not permitted under the CBCA, in 2011, the Board approved an amendment to the company’s Insider Trading Policy to provide that all executive management and directors of the company are prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in the market value of equity securities granted to such insiders as compensation or held directly or indirectly by the insider. Hedging may not be utilized to otherwise offset the value of the shareholding requirements set by the company’s share ownership guidelines for directors.

Risk management and executive compensation

Our executive compensation programs are designed to create appropriate incentives to increase long-term shareholder value while not encouraging excessive or inappropriate risk-taking. The personal goals which form the basis of the STIP evaluation are carefully considered by the compensation committee with a view to establishing a realistic and balanced set of performance targets together with a range of achievement level factors that both encourage initiative and discourage underperformance in areas important to the company but that do not encourage excessive risk taking by the executive. This is supported by the company’s risk management process which includes:

•	identifying and categorizing risks;
•	evaluating the risks individually for the likelihood of occurrence and the severity if the risk occurred;
•	evaluating the interconnectivity of the risks in aggregate;
•	designing and developing strategies and additional controls to mitigate identified risks;
•	identifying an acceptable level of risk which will foster long term shareholder growth; and
•	assessing effectiveness of controls and risk management strategies.

The executive compensation programs are reviewed to confirm that this objective is structured to balance risk and reward, yet mitigate any incentive for excessive risk taking. Some of the key risk mitigating features of the executive compensation plans include:

•	balanced compensation program design, between fixed and variable pay and between short-term and long-term incentives;
•	consistent program design among all executive officers;
•	a greater award opportunity derived from long-term incentives compared to short-term incentives creating a greater focus on sustained company performance over time;
•	a mix of performance measures are used in the STIP to provide a balanced performance focus;
•	capped payout opportunity within the STIP (2.0x target) which is subject to board discretion to reflect a holistic view of the company’s performance; and
•	the use of three distinct long-term incentives: stock options, RSUs and (starting in 2015) PSUs to provide strong incentives for sustained performance over time:
  awards are granted annually;
  stock options vest over two years and have a five year term;
  RSUs vest over two years and have a three year term;
  RSUs have overlapping vesting periods with payouts based on the prevailing share price at the end of each vesting period; and
•	PSUs vest at the end of three years based on Relative Total Shareholder Return with a constraint that has the ability to lower PSU payouts in certain cases where Relative performance may be high, but Absolute TSR performance is negative.

In addition, the total compensation expense to executive officers is an immaterial percentage of the company’s revenue, less than 2%.

Based on their review, the committee concluded that it did not uncover risk factors that are reasonably likely to have a material adverse effect on the company.

58

2014 performance and compensation decisions

Despite challenges related to permitting and a downward trend of the gold price in 2014 the company performed well and increased gold production to 789,224 ounces of gold at a total cash operating cost of US$500/ounce, maintaining our position as a low cost gold producer. We operated seven mines in four countries: the Kisladag and Efemcukuru mines in Turkey, the Jinfeng, Tanjianshan and White Mountain mines in China, the Vila Nova iron ore mine in Brazil and the Stratoni lead/zinc/silver mine in Greece.

2014 key performance measures

•	2014 gold production was 789,224 ounces (2013: 721,201 ounces);
•	Total cash operating costs averaged US$500 per ounce (2013: US$551 per ounce);
•	Year-end Proven & Probable gold reserves 26 million ounces at 1.22 g/t (2013: 27.7 million ounces at 1.14 g/t). The 6.4% decrease in gold reserves was driven by depletion from mining during the year and a pit redesign at Kisladag (which led to a 9% decrease in its proven and probable in-situ gold ounces relative to the 2013 review). The two operations that replaced depletion and added new reserves were White Mountain and Jinfeng;
•	Year-end Measured & Indicated gold resources 35.4 million ounces at 1.05 g/t (2013: 36.3 million ounces at 1.02 g/t), and total inferred resources of 14.8 million ounces at .73 g/t;
•	Gross profit from gold mining operations US$382.7 million, down 20% due to lower gold prices;
•	Adjusted net earnings of US$138.7 million (US$0.19 per share), (2013 adjusted net earnings: US$192.0 million (US$0.27 per share); and
•	Cash generated from operating activities before changes in non-cash working capital US$342.9 million (2013: US$382.0 million).

2014 key consolidated financial information

•	Year end cash balance US$501.3 million and an undrawn credit facility of US$375 million;
•	Dividends paid were $0.02 per share (2013: $0.12 per share); and
•	Liquidity was US$876.3 million at year end, including US$501.3 million in cash, cash equivalents, and term deposits, and US$375.0 million in lines of credit (2013: US$998.9 million of liquidity.

See the company’s Audited Consolidated Financial Statements for the year ended December 31, 2014 on the company’s website at www.eldoradogold.com, or they can be found on SEDAR at www.sedar.com, on the SEC website at www.sec.gov.

The table below shows the 2014 target award levels and weightings of the corporate, operational and personal objectives for each named executive:

Named executive		Weightings
	Target award level (% of base salary)	Corporate and operational objectives	Personal objectives
Paul Wright Chief Executive Officer	200%	60%	40%
Fabiana Chubbs Chief Financial Officer	100%	55%	45%
Norman Pitcher President	150%	70%	30%
Paul Skayman Chief Operating Officer	100%	60%	40%
Dawn Moss Executive Vice President, Administration and Corporate Secretary	100%	60%	40%

59

The table below lists the 2014 objectives, weightings and achievement levels for the named executives under the short term incentive plan. See page 45 for details on how achievement level factors are calculated.

2014 Corporate and operational objectives	Achievement	Weighting	Achievement level factor	Named executive
1. Net income per share	Target = US0.08/share Actual = US$0.14/share	10 20 25	2.00	Paul Wright Fabiana Chubbs Dawn Moss
2. Cash flow from operations per share	Target = US$0.27/share Actual = US$0.48/share	10 15 10 25 10	2.00	Paul Wright Fabiana Chubbs Norm Pitcher Dawn Moss Paul Skayman
3. Capital projects program	Program met and fit for purpose	5 10 15 10	0.50	Paul Wright Fabiana Chubbs Norm Pitcher Paul Skayman
4. Total Mine Production	Target = 797,001 oz. Actual = 796,209 oz.	5 15 15	1.00	Paul Wright Norm Pitcher Paul Skayman
5. Share price as compared to the average performance of companies in the S&P/TSX Global Gold Index	123% of Global Gold Index Average Performance	15 10 5 10 5	2.00	Paul Wright Fabiana Chubbs Norm Pitcher Dawn Moss Paul Skayman
6. Total production cash operating cost	Target = US$536/oz. Actual = US$500/oz.	5 15 15	1.75	Paul Wright Norm Pitcher Paul Skayman
7. Reserves and resources per share	Reserves & Resources Improved significantly over 2013 levels P&P Reserves 2013 0.03833/share 2014 0.03622/share M&I Resources 2013 0.0510/share 2014 0.04940/share	10 10 5	0.00	Paul Wright Norm Pitcher Paul Skayman

60

In addition to the above corporate objectives, the performance of the named executives was assessed against the following personal objectives:

Named executives – 2014 Personal objectives	Results
Paul Wright Chief Executive Officer
Mr. Wright’s personal objectives in 2014 were focused on development of strategic plans for corporate transactions, continued operations performance and succession planning	Mr. Wright’s stated personal objectives were weighted at 40%. The personal achievement level factor was 1.125.
Fabiana Chubbs Chief Financial Officer
Ms. Chubbs personal objectives in 2014 were focused on providing leadership for long term financial strategy, implementation of compliance programs, and supporting enhanced disclosure.	Ms. Chubbs stated personal objectives were weighted at 45%. The personal achievement level factor was .50.
Norm Pitcher President
Mr. Pitcher’s personal objectives in 2014 focused on advancement of permitting in China, project development in Romania and continued development of the senior corporate operations team.	Mr. Pitcher’s stated personal objectives were weighted at 30%. The personal achievement level factor was 0.7083.
Paul Skayman Chief Operating Officer
Mr. Skayman’s personal objectives in 2014 were focused on improved safety, advancing mining plans for Greece and Romania, improved communications between corporate technical teams.	Mr. Skayman’s stated personal objectives were weighted at 40%. The personal achievement level factor was .969.
Dawn Moss Executive Vice President, Administration and Corporate Secretary
Ms. Moss’s personal objectives in 2014 were focused on corporate governance initiatives, support of corporate transactions, completion of a financial development program and succession planning of the administrative team.	Ms. Moss’s stated personal objectives were weighted at 40%. The personal achievement level factor was .875.

The table below shows the actual bonus level based on weighted achievement factor for the year ended December 31, 2014. 2014 STIP awards granted to the named executives totaled $7,081,575 before statutory deductions and withholding taxes (compared to $4,468,944 in 2013).

Named executive	Target award level (% of salary)	Weighted achievement factor (corporate and personal)	Actual bonus (% of salary)	Actual bonus ($)
Paul Wright Chief Executive Officer	200%	131.25	262.50	$3,974,250
Fabiana Chubbs Chief Financial Officer	100%	117.50	117.50	$558,125
Norman Pitcher President	150%	100.00	150.00	$1,270,500
Paul Skayman Chief Operating Officer	100%	115.00	115.00	$575,000
Dawn Moss Executive Vice President, Administration and Corporate Secretary	100%	155.00	155.00	$703,700

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The following summarizes total direct compensation approved by the board in 2014 and 2015.

Paul N. Wright
Chief Executive Officer

Mr. Wright is also a director of the company. He joined Eldorado in July 1996 and was Vice President, Mining and Senior Vice President, Operations before being appointed President & CEO in October 1999. Mr. Wright stepped down as President and has served as CEO since July 1, 2012. An engineering graduate of the University of Newcastle upon Tyne, Mr. Wright has over 35 years of experience in developing and operating open pit and underground gold mines. Prior to joining Eldorado, he worked with Placer Dome, the Redpath Group and Granges. Mr. Wright is a member of the Canadian Institute of Mining and Metallurgy, the Institution of Mining and Metallurgy of London and is a Chartered Engineer (UK).

In light of current market conditions and on the recommendation of Mr. Wright, the board elected not to increase Mr. Wright’s base compensation in 2014 and 2015. The following compensation was approved for Mr. Wright in 2014 and 2015:

Paul N. Wright Chief Executive Officer	2014($)	2015($)
Base salary	1,514,000	1,514,000
Year on year increase in salary	0.00%	0.00%
STIP award (for performance in previous year)	2,195,300	3,974,250
Total cash compensation	3,709,300	5,488,250
PSUs	N/A	1,372,063
Stock options	1,854,650	2,744,125
RSUs	1,854,650	1,372,062
Total direct compensation	7,418,600	10,976,500

Fabiana E. Chubbs
Chief Financial Officer

Ms. Chubbs was appointed Chief Financial Officer on June 1, 2011. She joined Eldorado in July 2007 as Treasurer Coordinator and was appointed Treasurer and Risk Manager in July 2008. Ms. Chubbs is a Chartered Accountant (Canada) and a Certified Public Accountant (Argentina) with over 24 years’ experience in tax, audit, and business advisory services to international public companies. Ms. Chubbs holds a Bachelor of Business Administration from the University of Buenos Aires. Prior to joining Eldorado, Ms. Chubbs was the Senior Manager, PricewaterhouseCoopers LLP Audit Group, where she had worked on the Eldorado account commencing December 1996.

The board suspended any increase in base compensation for Ms. Chubbs in 2014. Ms. Chubbs will receive an 8.42% increase in 2015. The following compensation was approved for Ms. Chubbs in 2014 and 2015:

Fabiana E. Chubbs Chief Financial Officer	2014 ($)	2015 ($)
Base salary	475,000	515,000
Year on year increase in salary	0.00%	8.42%
STIP award (for performance in previous year)	391,875	558,125
Total cash compensation	866,875	1,073,125
PSUs	N/A	268,281
Stock options	433,438	536,562
RSUs	433,438	268,281
Total direct compensation	1,733,750	2,146,250
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Norman S. Pitcher
President

Mr. Pitcher was appointed to the position of President of the Company on July 1, 2012. Prior to becoming President, Mr. Pitcher was Chief Operating Officer, a post he held for seven years. He was also Vice President Exploration and Corporate Development where he was responsible for exploration activities and identifying new business opportunities. A graduate of the University of Arizona with a Bachelor of Science in Geology, Mr. Pitcher has worked for Eldorado, Pan American Silver, H.A. Simons, Ivanhoe Gold and Pioneer Metals. Mr. Pitcher, a P.Geo and Qualified Person, has over 30 years' experience in the mining industry and has extensive international expertise in exploration, evaluation and exploitation of open pit and underground mineral deposits.

In light of current market conditions, the board elected not to increase Mr. Pitcher’s base compensation in 2014 and 2015. The following compensation was approved for Mr. Pitcher in 2014 and 2015:

Norman S. Pitcher President	2014 ($)	2015 ($)
Base salary	847,000	847,000
Year on year increase in salary	0.00%	0.00%
STIP award (for performance in previous year)	1,064,044	1,270,500
Total cash compensation	1,911,044	2,117,500
PSUs	N/A	529,375
Stock Options	955,522	1,058,750
RSUs	955,522	529,375
Total direct compensation	3,372,627	4,235,000

Paul J. Skayman
Chief Operating Officer

Mr. Skayman was appointed Chief Operating Officer on July 1, 2012. Mr. Skayman joined Eldorado in 2005 with our acquisition of Afcan Mining Corporation where he provided leadership for the development and construction of the Tanjianshan Gold Mine, China. Mr. Skayman was appointed to the position of Vice President, Operations in August 2008 and Senior Vice President, Operations in December 2009. Mr. Skayman holds a Bachelor of Science in Extractive Metallurgy from Murdoch University in Perth, Australia and has over 25 years of extensive international experience in the mining industry. Mr. Skayman is a Fellow of the Australasian Institute of Mining and Metallurgy.

The board suspended any increase in base compensation for Mr. Skayman in 2014. Mr. Skayman will receive a 7% increase in 2015. The following compensation was approved for Mr. Skayman in 2014 and 2015:

Paul J. Skayman Chief Operating Officer	2014 ($)	2015 ($)
Base salary	500,000	535,000
Year on year increase in salary	0.00%	7%
STIP award (for performance in previous year)	437,500	575,000
Total cash compensation	937,500	1,110,000
PSUs	N/A	277,500
Stock options	468,750	555,000
RSUs	468,750	277,500
Total direct compensation	1,609,000	2,220,000
63

Dawn L. Moss
Executive Vice President, Administration and Corporate Secretary

Ms. Moss joined Eldorado as Corporate Administrator in November 1998 and was appointed Corporate Secretary in October 2000. Ms. Moss became Vice President, Administration in March 2009 and Executive Vice President Administration and Corporate Secretary on July 1, 2012. She has over 30 years of administration experience in the resource industry. Ms. Moss is a Fellow of the Institute of Chartered Secretaries and Administrators of Canada, the Canadian Society of Corporate Secretaries and is an Accredited Director.

The board suspended any increase in base compensation for Ms. Moss in 2014. Ms. Moss will receive a 3.52% increase in 2015. The following compensation was approved for Ms. Moss in 2014 and 2015:

Dawn L. Moss Executive Vice President, Administration and Corporate Secretary	2014 ($)	2015 ($)
Base salary	454,000	470,000
Year on year increase in salary	0.00%	3.52%
STIP award (for performance in previous year)	380,225	703,700
Total cash compensation	834,225	1,173,700
PSUs	N/A	293,425
Stock options	417,113	586,850
RSUs	417,113	293,425
Total direct compensation	1,668,450	2,347,400

Executive share ownership

The board believes directors, officers and employees should all have a stake in the future growth of the company and that their interests should be aligned with those of our shareholders.

In February 2014 the board resolved that the CEO be mandated to own at least three times his annual base salary in Eldorado shares. All of the other named executives are required to hold at least two times their annual base salary in Eldorado shares. Share ownership must be achieved by December 31, 2018 or within five years of appointment as a named executive to the company. Currently all named executives meet their 2015 ownership requirement. We measure the value of the named executive shareholdings at the higher of the value at issue date or fair market value at January 31 of the current year.

The table below illustrates the shareholdings of our named executives as of December 31, 2014.

Named executive	Base Salary	Common Shares [1]	RSUs [1]	Total Shareholding	Multiple of Salary [2]	% Interest Ownership	Date Shareholding Requirements to be met
Paul Wright Chief Executive Officer	1,514,000	785,818	231,935	1,017,753	5.68x	.0014%	Dec 31, 2018
Fabiana Chubbs Chief Financial Officer	475,000	23,893	117,630	141,523	3x	.0002%	Dec 31, 2018
Norman Pitcher President	847,000	187,843	154,675	342,518	3.81x	.0005%	Dec 31, 2018
Paul Skayman Chief Operating Officer	500,000	101,665	52,617	154,282	2.26x	.0002%	Dec 31, 2018
Dawn Moss Executive Vice President, Administration and Corporate Secretary	454,000	61,575	66,290	127,865	2.44x	.0002%	Dec 31, 2018
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Notes:

1. Outstanding common shares and RSUs as of December 31, 2014.

2. Based on the higher of the value at issue date or fair market value at January 31, 2015 ($6.06), and 2014 base salaries.

Shareholder return

The graph below shows the change in value of $100 invested in our common shares between December 31, 2009 and December 31, 2014, compared to a similar investment in the
S&P/TSX Global Gold Index and the S&P/TSX Composite Index over the same period.

As at December 31	2009	2010	2011	2012	2013	2014
ELDORADO GOLD CORP	$100	$124	$95	$88	$42	$49
S&P/TSX Global Gold Index	$100	$127	$109	$93	$49	$46
S&P/TSX COMPOSITE INDEX	$100	$118	$107	$115	$130	$144
TSR:						5 yr
ELDORADO GOLD CORP		24.34%	-5.20%	-12.46%	-58.26%	-50.88%
S&P/TSX Global Gold Index		26.66%	9.42%	-6.65%	-50.93%	-53.75%
S&P/TSX COMPOSITE INDEX		17.58%	7.32%	15.03%	29.96%	43.67%

Eldorado’s TSR over the past five years was -50.88%, compared to a return of -53.75% for the S&P/TSX Global Gold Index and 43.67% for the S&P/TSX Composite.

The compensation of the named executives has increased over the past five years, generally consistent with peer group companies. The increase in compensation is influenced by the increasing scope and complexity of the organization as well as changes in the executive team. A significant portion of the named executives’ compensation is “at-risk” being delivered in the form of equity awards. The value ultimately received from the equity awards will depend on the company’s share price performance and is intrinsically aligned with shareholder value.

We operate in a cyclical, capital intensive industry, and take a long term view of building value for our shareholders. Our balanced compensation program rewards short term results and incentives long term shareholder value creation. Other factors, including financial and operational performance, also influence compensation levels and these results do not necessarily align with current shareholder returns.

65

2014 compensation details

Summary compensation table

The table below shows the total compensation earned by our named executives during the last three financial years ended December 31, 2012, 2013 and 2014.

Name & principal position	Year	Salary ($)	Share- based awards[7] ($)	Option- based awards[1] ($)	Non-equity incentive plan compensation		Pension value[5] ($)	All other compe-nsation[6] ($)	Total compensa-tion ($)
					STIP[5] ($)	Long Term Incentive Plan ($)
Paul N. Wright Chief Executive Officer	2014 2013 2012	1,514,000 1,514,000 1,456,000	2,744,125 1,854,650 2,340,400	2,744,125 1,854,650 2,340,400	3,974,250 2,195,300 3,166,800	0 0 0	2,812,202 (1,841,263) 9,671,140		13,788,702 5,577,337 18,974,740
Fabiana E. Chubbs Chief Financial Officer	2014 2013 2012	475,000 475,000 416,000	536,562 433,438 435,100	536,562 433,438 435,100	558,125 391,875 395,200	0 0 0	135,479 156,866 112,636		2,241,728 1,890,616 1,794,036
Norman S. Pitcher President	2014 2013 2012	847,000 847,000 745,000	1,058,750 955,522 843,157	1,058,750 955,522 843,157	1,270,500 1,064,044 839,313	0 0 0	871,621 31,730 2,611,703		5,106,621 3,853,818 5,882,330
Paul S. Skayman Chief Operating Officer	2014 2013 2012	500,000 500,000 458,000	555,000 468,750 402,250	555,000 468,750 402,250	575,000 437,500 304,500	0 0 0	136,921 159,066 66,652		2,321,921 2,034,066 1,633,652
Dawn L. Moss Executive Vice President, Administration & Corporate Secretary	2014 2013 2012	454,000 454,000 436,800	586,850 417,113 412,640	586,850 417,113 412,640	703,700 380,225 371,280	0 0 0	720,431 286,926 900,948		3,051,831 1,955,377 2,534,308

Notes

1.	We calculate the dollar value of the option-based awards using the Black-Scholes method.

We calculate the expected value of stock options by multiplying the price of our common shares on the grant date by the number of options granted and the Black-Scholes multiple, based on the following assumptions:

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)
2014	1.54	52.18 – 58.46	0.56	0.85 – 2.85	7.80
2013	1.53	48.23 – 56.04	1.04	0.83 – 2.83	7.84

2.	See page 45 for a description of the short term incentive plan.
3.	All other compensation includes the total amount of perquisites and other personal benefits for each of the named executives, unless they are worth less than $50,000 and 10% of his or her total annual salary and bonus. None of the named executive received perquisites and other personal benefits of $50,000 and 10% of his or her total annual salary and bonus in the year ended December 31, 2014.
4.	Share based awards: We calculate the $ value of the RSU’s as the closing share price on the TSX on the day prior to the grant date.
66

Incentive plan awards

Outstanding share-based and option-based awards

The table below shows the total number of stock options granted in 2014, their exercise value, and the value of any unexercised stock options as at December 31, 2014:

		Option-based awards				Share-based awards
Name	Grant date	Un- exercised stock options as at Dec 31, 2014 (#)	Option exercise price ($)	Option expiry date	Value of un-exercised in-the-money stock options at Dec 31, 2014[1] ($)	Unvested RSUs as at Dec 31, 2014 (#)	Value of unvested RSUs at Dec 31, 2014[3] ($)	Value of vested RSUs at Dec 31, 2014[2] ($)
Paul N. Wright	28-01-10 23-02-11 28-02-12	600,000 275,000 824,151	13.23 16.66 15.22	28-01-15 23-02-16 28-02-17	0 0 0	231,935	1,642,100	0
	26-02-13 26-02-14	1,073,578 946,250	10.42 7.84	26-02-18 26-02-19	0 0
Fabiana E, Chubbs	28-01-10 23-02-11 01-06-11 28-02-12 26-02-13 26-02-14	20,000 25,000 33,646 156,981 199,587 221,142	13.23 16.66 15.37 15.22 10.42 7.84	28-01-15 23-02-16 01-06-16 28-02-17 26-02-18 26-02-19	0 0 0 0 0 0	50,655	358,637	474,183
Norman S. Pitcher	28-01-10 23-02-11 28-01-12 01-08-12 26-02-13 26-02-14	250,000 131,250 286,981 56,850 386,769 487,512	13.23 16.66 15.22 10.85 10.42 7.84	28-01-15 23-02-16 28-02-17 01-08-17 26-02-18 26-02-19	0 0 0 0 0 0	107,993	764,590	330,509
Paul S. Skayman	28-01-10 23-02-11 28-01-12 01-08-12 26-02-13 26-02-14	75,000 70,310 137,358 29,746 184,518 239,158	13.23 16.66 15.22 10.85 10.42 7.84	28-01-15 23-02-16 28-02-17 01-08-17 26-02-18 26-02-19	0 0 0 0 0 0	52,617	372,528	0
Dawn L. Moss	28-01-10 23-02-11 28-01-12 26-02-13 26-02-14	105,000 72,190 164,830 189,284 212,813	13.23 16.66 15.22 10.42 7.84	28-01-15 23-02-16 28-02-17 26-02-18 26-02-19	0 0 0 0 0	48,555	343,769	125,564

Notes

1.	The value of the options is based on the difference between a market value of $7.08 per share, the closing price per Eldorado common share on the TSX as of December 31, 2014 and the exercise price, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.
2.	The value of RSUs is based on a market value of $7.08 per share, the closing price per Eldorado common share on the TSX as of December 31, 2014.

67

The next table shows the value of incentive plan awards that were vested or earned by each named executive in 2014:

Name	Option-based awards – Value vested during the year ($)[1]	Share-based awards – Value vested during the year ($)[2]	Non-equity incentive plan compensation – Value earned during the year ($)
Paul N. Wright	0	1,611,729	3,974,250
Fabiana E. Chubbs	0	332,245	558,125
Norman S. Pitcher	0	727,847	1,270,500
Paul S. Skayman	0	353,743	575,000
Dawn L. Moss	0	325,007	703,700

Notes

1.	The value of the options is based on the difference of the market price on vesting date less the option price multiplied by the number of options vested, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.
2.	The value of RSUs is calculated by the number of shares multiplied by the value of the shares on the vesting date.

The table below shows the breakdown in the total options that have been granted and are outstanding under the incentive stock option plans as of March 17, 2015:

Granted and outstanding as of date of circular	(#)	Common shares under option & PSU (#)	% of total issued and outstanding common shares
Options under the Employee plan	16,291,507	16,291,507	2.27%
Options under the Officers and directors plan PSUs under the PSU plan	10,300,354 623,410	10,300,354 623,410	1.44% 0.09%
Total	27,215,271	27,215,271	3.80%

•       Employee plan: from and after May 1, 2014 limited to no more than 30,875,315 shares of Eldorado common shares

•	Officers and directors plan: from and after May 1, 2014 limited to no more than 17,048,803 shares of Eldorado common shares
•	PSU plan: limited to no more than 3,130,000 shares of Eldorado common shares. PSUs are subject to satisfaction of performance vesting targets within a performance period which may result in a higher or lower number of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in shares (one for one), cash or a combination. The number of common shares listed above in respect of the PSUs assume that 100% of the PSUs granted (without change) will vest and be paid out in common shares. The maximum number of common shares that may be issued in respect of the PSUs granted assuming that the maximum performance targets for the PSUs listed above have been met is 1,246,820, which represents 0.18% of the issued and outstanding common shares.

As of March 17, 2015, 26,591,861 options (16,291,507 for the Employee plan and 10,300,354 for the Officers and Directors plan) to purchase the same number of common shares (representing 3.71% of the issued and outstanding common shares) have been granted and are outstanding to eligible persons under the option plans.

As of March 17, 2015 14,500,284 options for the Employee plan and 6,748,449 for the Officer and Director plan remain available for grant. 2,506,590 remain available for grant under the PSU plan assuming 100% of the PSUs granted as listed in the above table will vest and be paid out in common shares. That number may be higher or lower depending on the performance targets actually achieved and on the choice of the method of settling redemption payments.

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As of March 17, 2015, a total of 34,698,550 common shares have been issued for the exercise of the same number of options granted under the incentive stock option plans or predecessor stock option plans. This represents 4.84% of our total common shares issued and outstanding.

Securities authorized for issue under equity compensation plans

	Number of securities to be issued upon exercise of outstanding options, warrants and rights As at December 31, 2014(a)	Weighted-average exercise price of outstanding options, warrants and rights As at December 31, 2014 (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) As at December 31, 2014 (c)
Equity compensation plans approved by securityholders	20,995,992	11.75	30,450,545
Equity compensation plans not approved by securityholders	0	0	0
Total	20,995,992	11.75	30,450,545

Termination and change of control

We have employment agreements with our named executives because of their critical role in the company and to protect them from any disruption to their employment if there is a transaction affecting the control of Eldorado. These provisions are consistent for each of our named executives and with industry standards for executives in similar positions. If there is a change of control, each of the named executives can terminate his or her employment for certain changes to employment by giving written notice within 90 calendar days of the change and receive his or her severance package.

If there is a change of control and either the named executives are terminated or the named executives choose to terminate their employment as described above, the maximum total payments to the named executives would be approximately $20,495,558 (as of December 31, 2014).

Four kinds of events can trigger a change of control of Eldorado:

(a)	if there is an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or
(b)	if Eldorado amalgamated, consolidated or combined with, or merged the company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless
•	we are the surviving corporation formed from the transaction; and
•	immediately after the transaction at least 60% of the voting rights attached to all outstanding voting shares of the company or the corporation resulting from such amalgamation, consolidation or combination, or into which the company is merged, as the case may be are owned by persons who held the voting rights attached to all outstanding voting shares of the company immediately before giving effect to such transaction; or
(c)	the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the company or its affiliates or by persons who held the voting rights attached to all outstanding voting shares of the company immediately before giving effect to such disposition; or
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(d)	individuals who are elected by the shareholders to the Board at the beginning for any one year term to constitute the directors of the company cease for any reason in such year to constitute at least 50% of the Board of Directors.

Employment agreements

Each employment agreement is for an indefinite period and subjects the named executive to confidentiality provisions that apply indefinitely.

In 2012, the named executives voluntarily entered into new employment agreements to incorporate a Change of Control double trigger.

The table below shows the amounts that would be paid to each of our named executives if there was a termination, including a material adverse change in the location, salary, duties or responsibilities assigned to the named executive which would constitute a constructive dismissal in the courts of the Province of British Columbia, or, in the 12 month period following a Change of Control the named executive elects to terminate his or her employment due to a material change to the named executive’s work location, total compensation and benefits, title, duties, responsibilities, scope of work, discretion or power, criteria for achievement of short and long term incentives or a change to the corporate organizational structure by giving the company notice in writing to terminate the agreement by giving 90 days written notice of termination to the company.

The value of each severance package is calculated as of December 31, 2014.

	Named executive	Severance package		Other
Event		Approximate value ($)	Based on
Termination without cause Adverse change in salary, duties or responsibilities on change of control	Paul Wright	$11,254,035

- an amount equal to three times his base salary and his STIP bonus in the 12 months prior to termination

- any amounts owed for vacation or sick leave

- continuation of benefits for 12 months after termination

- full vesting of stock options (only if a change of control)

- full vesting of RSUs (only if a change of control)

- full vesting of PSUs (only if a change of control)

- vesting of any outstanding bonus unit awards

				employment agreement dated January 1, 2009 and amended July 1, 2012
	Fabiana Chubbs	$1,765,116

- an amount equal to two times her base salary and her STIP bonus in the 12 months prior to termination

- any amounts owed for vacation or sick leave

- continuation of benefits for 12 months after termination

- full vesting of stock options (only if a change of control)

- full vesting of RSUs (only if a change of control)

- full vesting of PSUs (only if a change of control)

- vesting of any outstanding bonus unit awards

				employment agreement dated July 1, 2012
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	Norman Pitcher	$3,880,282

- an amount equal to two times his base salary and his STIP bonus in the 12 months prior to termination

- any amounts owed for vacation or sick leave

- continuation of benefits for 12 months after termination

- full vesting of stock options (only if a change of control)

- full vesting of RSUs (only if a change of control)

- full vesting of PSUs (only if a change of control)

- vesting of any outstanding bonus unit awards

				employment agreement dated July 1, 2012
	Paul Skayman	$1,888,919

- an amount equal to two times his base salary and his STIP bonus in the 12 months prior to termination

- any amounts owed for vacation or sick leave

- continuation of his benefits for 12 months after termination

- full vesting of stock options (only if a change of control)

- full vesting of RSUs (only if a change of control)

- full vesting of PSUs (only if a change of control)

- vesting of any outstanding bonus unit awards

				employment agreement dated July 1, 2012
	Dawn Moss	$1,707,206

- an amount equal to two times her base salary and her STIP bonus in the 12 months prior to termination

- any amounts owed for vacation or sick leave

- continuation of her benefits for 12 months prior to termination

- full vesting of stock options (only if a change of control)

- full vesting of RSUs (only if a change of control)

- full vesting of PSUs (only if a change of control)

- vesting of any outstanding bonus unit awards

				employment agreement dated July 1, 2012
Termination for cause	Paul Wright Fabiana Chubbs Norman Pitcher Paul Skayman Dawn Moss	–	- no severance is paid	-all options terminate immediately

Other terms and conditions under a change of control

Bonus unit awards

Any outstanding bonus unit awards that have not yet vested on the termination date will be deemed to have vested if we:

•       terminate employment before the end of the performance period, for any reason other than cause within six months of a change of control; or

•	make a material change to the executive’s work location, total compensation and benefits, title, duties or responsibilities, scope of work discretion or power, criteria for achievement of short and long term
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incentives or a change to the corporate organizational structure in the 12 months following a change of control, and the executive provides written notice of termination within 90 days of the material change by giving the company notice in writing to terminate the agreement by giving 90 days written notice of termination to the company.

There were no outstanding bonus unit awards in 2014.

Options

The option plans provide for accelerated vesting upon termination of employment by:

•	Eldorado or a related entity of Eldorado, for any reason other than for cause or, in the case of a consultant, breach of contract, at any time in the 12 months following a change of control of Eldorado; and
•	the optionee, should there be a material adverse change in location, salary, duties or responsibilities assigned to the optionee in the 12 months following the change of control and the optionee has provided written notice to the company within 30 days of such material adverse change.

RSUs

The RSU plan provides for accelerated vesting upon termination of employment by:

•	Eldorado, for any reason other than for cause within twelve months of a change of control; or
•	the participant, if the company make a material adverse change to the executive’s salary, duties or responsibilities and location of employment within twelve months of a change of control and the participant gives notice of termination within 30 days of the material adverse change.

PSUs

The PSU plan provides for accelerated vesting upon termination of employment by:

•	Eldorado or a related entity of Eldorado, for any reason other than for cause within twelve months of a change of control; or
•	The participant, if the company makes a material adverse change to the executive’s salary, duties or responsibilities and location of employment within twelve months of a change of control and the participant gives notice of termination within 30 days of the material adverse change.

Loans to directors and officers

We do not grant loans to our directors, officers or employees, including the named executives. As a result, we do not have any loans outstanding to them.

Directors’ and officers’ liability insurance

The CBCA and our by-laws indemnify each director and officer against all costs, charges and expenses they reasonably incur for any civil, criminal, administrative, investigative or other proceeding that involve them because of their association with us, subject to the limitations of the CBCA.

We have US$120 million in liability insurance for our directors and officers, including our subsidiaries. The policies have a deductible of US$500,000 and expire on November 1, 2015 and include coverage for defence costs and reimbursements for any losses on claims.

We paid premiums of US$828,407 for coverage up to November of 2015 in 2014 on behalf of our directors and officers.

Each director and officer has an individual indemnity agreement with us where we agree to indemnify them from costs, charges and expenses they incur related to any civil, criminal, administrative, investigative or other proceeding they are involved with as a director or officer of Eldorado, provided certain conditions are met.

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Schedule A – Board of Directors Terms of Reference

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ELDORADO GOLD CORPORATION

BOARD OF DIRECTORS

Terms of Reference

I.	ROLEs AND RESPONSIBILITIES

The principal role of the Board of Directors (“Board”) is stewardship of Eldorado Gold Corporation (the “Company”). The Board is responsible for the oversight of the management of the Company and its global business, consistent with its obligations set out in the Canada Business Corporations Act (“CBCA”), the Company’s Articles and By-laws and other relevant legislation and regulations.

Subject to the provisions of the CBCA and the Company’s By-Laws and Articles, the Board may delegate the responsibilities of the Board to committees of the Board (“Committees”) on such terms as the Board may consider appropriate.

The principal duties and responsibilities of the Board include:

Strategic Planning. Assisting in the development of and regularly reviewing and monitoring the Company’s long-term goals and the strategic planning process which takes into consideration opportunities and risks of the business and provides objectivity and judgement to the process. The Board is responsible for the approval of and for monitoring the process on at least an annual basis.

Performance Review. Regularly reviewing the short and long term performance of the Company. The Board shall review and consider for approval all significant amendments or departures proposed by management from established strategy, capital and operating budgets, matters of policy or corporate structure outside of the ordinary course of business.

Budgeting. Reviewing and approving the Company’s annual budgets, including capital expenditures.

Risk Management. Understanding the principal risks associated with the Company’s business and regularly monitoring the systems in place to manage those risks effectively.

Reviewing Material Transactions. Reviewing and approving transactions that are either material or not in the ordinary course of the Company’s business.

CEO Appointment and Evaluation. Appointing a Chief Executive Officer (“CEO”) of the Company, setting the CEO’s compensation and establishing and administering appropriate processes to measure the CEO’s performance in carrying out the Company’s stated objectives.

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Succession Planning. Establishing and administering a plan for the succession of the CEO and senior management.

Determining Compensation. Upon the recommendation of the Compensation Committee, approving the appointment and compensation of senior management and approving the compensation of the directors of the Company (“Directors”).

Management. Establishing limits of authority to be delegated to senior management and appropriate evaluation criteria for the CEO and senior management.

Director Nomination. Requiring that a plan be in place for the nomination of the Chairman of the Board and Directors, including those Directors who are independent in accordance with applicable securities laws and stock exchange requirements (“Independent Directors”).

Internal Controls. In conjunction with the Audit Committee, regularly reviewing and monitoring the effectiveness of the Company’s internal controls and management information systems.

Disclosure Policy. Overseeing the adoption of a disclosure policy for fair, accurate, transparent and timely public disclosure to all stakeholders.

Reserves and Resources. Reviewing any reserve or resource reports prepared by the Company or the Reserve & Resource Panel. The Reserve & Resource Panel may be constituted at the discretion of the Board and will consist of certain Independent Directors who possess experience with or a working knowledge of estimating reserves and resources.

Shareholder Communication. Reviewing the Company’s communication policy and requiring that it be in compliance with the law and the regulations and guidelines of the securities commissions and the stock exchanges on which the Company’s securities trade.

Shareholder Feedback. Establishing measures for shareholders to provide feedback to the Board or the Independent Directors directly.

Corporate Governance. Monitoring the Company’s compliance with the law and the corporate governance regulations and guidelines as required by the securities regulatory authorities and the stock exchanges on which the Company’s securities trade.

Code of Conduct and Business Ethics. Establishing and regularly reviewing the Company’s Code of Conduct and Business Ethics and regularly monitoring compliance thereof with the objective of promoting a culture of integrity throughout the Company.

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Integrity. To the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers are creating a culture of integrity through the Company.

By-laws. If required, adopting, amending or repealing the By-laws of the Company.

Financial Disclosure. Reviewing and approving in advance prescribed public disclosure documents including, but not limited to, the quarterly and annual Financial Statements of the Company and associated MD&A, the Annual Information Form and Management Proxy Circular.

Committees of the Board. Upon the recommendation of the Corporate Governance and Nominating Committee, establishing the Committees, the Terms of Reference for each Committee and selecting Independent Directors to act on the Committees. The Board shall establish the following standing Committees of the Board: (i) Audit Committee, (ii) Corporate Governance and Nominating Committee, (iii) Compensation Committee and (iv) Sustainability Committee. From time to time the Board may create other Committees or ad hoc committees to examine specific issues on behalf of the Board.

Chair of Audit Committee. Appointing annually the Chair of the Audit Committee.

Evaluation of Board and Committees. Regularly evaluating the effectiveness of the Board, its Committees and the members therof.

Terms of Reference. Establishing, approving and annually reviewing the Terms of Reference for itself and its Committees, setting out duties and responsibilities including organizational and administrative procedures.

Meetings with Management. Encouraging the CEO to bring into Board meetings, managers who can provide additional insight into the items being discussed because of personal involvement in those areas, and/or employees who have the potential to take on greater responsibilities within the Company and whom the CEO believes should be given more exposure to the Board.

Continuing Education. Overseeing the establishment of suitable orientation programs for new Directors and continuing education opportunities for all Directors such as receipt of Management reports, third party presentations and mine site visits. Each Director will have access to an electronic Board Manual, updated annually, containing relevant management information, historical public information and the Terms of References for the Directors and for the Committees of the Board.

Regulatory Compliance. Ensuring that processes are in place to address applicable regulatory, corporate, securities and other compliance matters in a timely manner.

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Goodwill. Enhancing the reputation, goodwill and image of the Company.

General. Making other corporate decisions required to be made by the Board, or as may be reserved by the Board, to be made by itself, from time to time and not otherwise delegated to a committee of the Board or to the management of the Company.

II.	COMPOSITION

Qualification of Directors

1.	As fixed by the Articles of the Company the Board shall consist of at least three Directors and not more than 20 Directors.
2.	A majority of the Directors on the Board shall qualify as Independent Directors, as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines and as defined in Section 303A.02 of the NYSE Listed Company Manual.
3.	At least twenty-five percent of the Directors on the Board shall be Canadian residents.

Chair of the Board

1.	The Chair of the Board shall be an Independent Director. The Independent Directors on the Board shall appoint the Chair annually at the organizational meeting of the Board immediately following the Annual Shareholders’ Meeting.
2.	The Chair of the Board shall have the duties and responsibilities set forth in the Terms of Reference entitled “Chair of the Board of Directors”.

Director Nomination, Appointment, Resignation & Retirement

1.	An individual who is nominated as a director (“Nominee Director”) shall submit a written Consent to Act to the Company in such form as the Company may require.
2.	A Nominee Director shall disclose to the Chair of the Corporate Governance and Nominating Committee each company or other issuer on which the Nominee Director serves as a director or an officer.
3.	All Directors shall disclose to the Chair of the Corporate Governance and Nominating Committee each company or other issuer on which the Director is invited to serve as a director prior to accepting such invitation.
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4.	In accordance with the Company’s By-laws, at each Annual Shareholders Meeting all Directors of the Company resign. Recommendations for nomination for re-election are the responsibility of the Corporate Governance and Nominating Committee. A Director shall advise the Chair of the Corporate Governance and Nominating Committee of his/her willingness to be re-elected to the Board for the next term.
5.	A Director may be re-elected annually to serve the Board until the Annual Shareholders Meeting following his or her 73rd birthday. At the discretion of the Board and giving due consideration to the skills and abilities of Directors who reach the retirement age specified in this provision and to the needs of the Company and its range of activities and operations, the Board may approve an extended retirement age.

Board Meetings

1.	The Board will schedule at least five regular meetings annually and as many additional meetings as necessary to carry out its duties effectively.
2.	The Board will hold special meetings at least once a year to specifically discuss strategic planning and strategic issues.
3.	A meeting of the Board may be called by the Corporate Secretary or any Director by giving notice stating the time and place of the meeting to each of the Directors no less than 48 hours prior to the Board meeting.
4.	The agenda for each Board Meeting shall be established by the CEO and the Chair of the Board, taking into account suggestions from other Directors.
5.	At any meeting of the Board, a quorum for the transaction of business shall be a majority of the number of Directors in office from time to time.
6.	At Board meetings, each director is entitled to one vote and questions are decided by a majority of votes of the Directors present.
7.	The Board may invite such officers and employees of the Company and such other advisors as it may see fit from time to time to attend meetings of the Board and participate in the discussion and consideration of any matter.
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In Camera Meetings

1.	The Independent Directors will meet after each regularly scheduled meeting of the Board, or when it is deemed necessary by the Chair of the Board, without any member of the Company’s management present for the purposes of evaluating the Company’s senior management and discussing such other matters as may be appropriate.
2.	The Independent Directors will appoint a Member to act as Secretary of the ‘In Camera’ Meetings.
3.	Minutes generated from the meetings of the Independent Directors will be maintained by the Chair.
4.	Any business items arising from the meetings will be brought to the attention of the Corporate Secretary and be added to the Agenda of the next regularly scheduled Board Meeting.
III	Expectations of a Director

Commitment and Attendance. All Directors are expected to maintain a high attendance record at meetings of the Board (including in-camera meetings) and meetings of the Committees of which they are members. Directors are expected to participate on Committees of the Board and become familiar with the Terms of Reference for each Committee.

Preparation for Meetings. All Directors are expected to prepare in advance of meetings of the Board and its Committees and be willing to fully and frankly participate in the deliberations of the Board and its Committees with the intent to make informed decisions. Directors are expected to review the agenda and related materials circulated in advance of the meeting and are encouraged to contact the Chair of the Board, the CEO or any other appropriate person to discuss agenda items prior to the meetings.

Knowledge of Operations. All Directors are expected to be knowledgeable about the Company’s operations, activities and industry and to gain and maintain a reasonable understanding of the current regulatory, legislative, business, social and political environments within which the Company operates.

Other Directorships and Significant Activities. Each Director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the Director’s time and availability for his or her commitment to the Company. No Director should serve on a board of a competitor of the Company or of a regulatory body with oversight of the Company. Directors should advise the Chair of the Corporate Governance and Nominating Committee prior to accepting membership on any other public company boards of directors. All Directors should disclose any conflict of interest on any issue to the Chair of the Board or the Chair of the Corporate Governance and Nominating Committee as soon as it arises. Directors must refrain from voting on any issue when a conflict of interest exists.

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Contact with Management and Employees. Directors should become familiar with senior management and their roles. Directors should be available to management and the Board as a resource and use their abilities, knowledge and experience for the benefit of the Company.

Speaking on behalf of the Company. Directors are required to adhere to the Company’s Disclosure Policy.

Confidentiality. The proceedings and deliberations of the Board and its Committees are confidential. Each Director shall maintain the confidentiality of the information received in connection with his or her service as a Director.

General. Directors are expected to perform such other duties as may be assigned to a Director by the Board from time to time or as may be required by applicable regulatory authorities or legislation.

IV	Outside Advisors

The Board or the Independent Directors may, at the expense of the Company, engage such outside advisors as may be reasonable or desirable to the Board or the Independent Directors in the performance of Directors’ duties.

V	Approval

Approved by the Board of Directors January 14, 2015.

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Any questions and requests for assistance may be directed to the

Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleshareholder.com

North American Toll Free Phone:

1 877 657 5856

E: contactus@kingsdaleshareholder.com

F: 416 867 2271

Toll Free F: 1 866 545 5580

Outside North America,

Banks and Brokers call collect:

416 867 2272

ELDORADO GOLD CORPORATION

1188 Bentall 5, 550 Burrard Street

Vancouver, BC Canada V6C 2B5

T: 604 687 4018

F: 604 687 4026

www.eldoradogold.com

info@eldoradogold.com

TSX: ELD

NYSE: EGO